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                     U.S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                   FORM 10-SB
                                  AMENDMENT #2

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                           CHICKEN KITCHEN CORPORATION
  -----------------------------------------------------------------------------
                 (Name of Small Business Issuer in its charter)


                   FLORIDA                             59-3283225
       ------------------------------              -------------------
      (State or other jurisdiction of               (I.R.S. Employer
       Incorporation or organization)              Identification No.)


           5415 COLLINS AVENUE, SUITE 305, MIAMI BEACH, FLORIDA 33140
  -----------------------------------------------------------------------------
                    (Address of principal executive offices)


                    Issuer's telephone number: (305) 867-4433

           Securities to be registered under Section 12(b) of the Act:

                                      NONE


           Securities to be registered under Section 12(g) of the Act:

                              CLASS A COMMON STOCK



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                                     PART I


ITEM 1.  DESCRIPTION OF BUSINESS.

         Chicken Kitchen Corporation ("CKC", the "Company", or We) is filing this Form 10-SB on a voluntary basis to register its common stock and thus become a reporting company pursuant to Section 12(g) of the Securities Exchange Act of 1934. We anticipate continuing to file period reports under Section 12
(g) in the event our obligation is suspended in order to fulfill of obligation to make current information available to the public.

         We (Chicken Kitchen Corporation) own and operate six (6) restaurants in leased premises featuring marinated grilled chicken and other menu items. Additionally as of January 10, 2000, the Company has sold eight (8) franchises. All restaurants operate under similar proprietary trade and service marks, including design and distinctive logos and trade dress.

         Chicken Kitchen Corporation was originally incorporated in the State of Florida in November 1994, as Chicken Acquisition Corporation ("CAC"). The corporate office is located at 5415 Collins Avenue, Suite 305, Miami Beach, Florida 33140. The Company's telephone number is (305) 867-4433 and the fax number is (305) 867-4485.


RISK FACTORS

         We have identified the following specific Risk Factors, which should be considered by shareholders and potential shareholders:

         LOSSES INCURRED IN OPERATIONS/MODIFIED ACCOUNTANT'S REPORT. We have incurred losses from operations since inception and we had a working capital deficit of $763,219 as of September 30, 1999. Our independent accountant's have modified their report on our financial statements to reflect doubt as to our ability to continue as a going concern. Our expenses are currently greater than our revenues. Our ability to operate profitably depends upon increasing our sales or reducing expenses in order to achieve sufficient gross profit margin. We cannot assure that we will achieve profitability in the future.

         ABILITY TO CONTINUE AS A GOING CONCERN. In view of the continuing losses incurred in the operations of the Company, the Company may be unable to continue operating as a going concern without additional financing. There is no assurance that additional financing will be obtained.

         DISPUTE WITH PREFERRED STOCKHOLDERS. We issued 4,000 shares of Series A Convertible Preferred Stock. Each share is convertible into Class A common stock. The number of shares of common stock that may be issued upon conversion of a Convertible Preferred Stock depends upon the market price of our Common Stock at the time of conversion. Under a proposed settlement of litigation with substantially all of our Preferred Stockholders, the Preferred Stock will be converted into approximately 13,806,000 shares of Class A common stock representing approximately 54% of the total outstanding Class A common stock after such conversion. The Settlement Agreement with the Preferred shareholders provides that if certain events of default occur, as defined, the Company would be obligated to deliver a note to the holders of the Series A preferred stock (who will then only own common stock) in exchange for the return of their restricted Class A common stock to the Company, along with documents supporting the sale of any of the exchanged common stock. The redemption would be subject to the limitations of the Florida Business Corporation Act covering common stock redemptions. If the redemption





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provisions of this settlement are triggered, it is unlikely that the Company could raise additional capital with the sale of equities and securities due to the redemption obligations to the Preferred shareholders.

         The removal of the Company as a security trading on the OTCBB for a period exceeding 120 consecutive days constitutes an event of default. The Company was de-listed on October 21, 1999; therefore, the Company is required to regain listing by February 18, 2000 in order to avoid being in default. If the Company is unable to achieve re-listing by February 18, 2000, the amount of the note issued to the former preferred shareholders would approximate $5,600,000. The note would be due on the later of 60 days from the event of default or the return of all shares held by the former preferred shareholders. Management is presently exploring alternatives to cure the event of default or obtain sources of additional financing. There can be no assurance that the Company will regain listing by February 18, 2000, or that the event of default can be cured. Furthermore, there can be no assurance that the Company will be able to obtain new financing. Under these circumstances, the Company's ability to continue as a going concern depends upon the successful resolution of these matters. Accordingly, the accompanying financial statements do not include any adjustments that might result from the outcome of this significant uncertainty.

         DEPENDENCE ON KEY MANAGEMENT. We have only a few key officers and directors. If any of them should leave our Company, this could have an adverse effect on our business and prospects.

         CONFLICT OF INTEREST. The Company has entered into several transactions with entities controlled by its President who is also its sole director. These transactions are set forth in "Item 7 - Certain Relationships and Related Transactions" herein.

         OTHER PENDING LITIGATION. The Company is subject to other pending litigation arising out of the operation of its business. If any of such litigation was to be decided adversely against the Company, it could result in a judgment which the Company could not pay and which might require the Company to curtail its operations or seek the reorganization of its business.

BACKGROUND

         On November 21, 1995, we opened our first Chicken Kitchen(R) restaurant in the food court of the Aventura Mall, located in North Miami, Florida. All restaurants offer marinated grilled chicken and other complimentary menu items including fresh salads, rice, baked potatoes, beans, corn, fruit salad, soups, sauces, desserts and beverages, and operate under the trade name Chicken Kitchen(R). "CKC" owns all service marks, trademarks, designs and logos, operations manual, trade dress, marinating formulas, sauces and recipes. In December 1996, the Company and Chicken Kitchen Corporation, a Delaware predecessor company ("CK of Delaware"), owned by the founder and CEO, Mr. Christian de Berdouare, consummated the Agreement and Plan of Reorganization, which was entered into on November 30, 1996 (the "Agreement"). Pursuant to the "Agreement", "CKC" purchased substantially all the assets of "CK of Delaware" in exchange for 5,100,000 shares of the Company's Common Stock. Mr. de Berdouare, as the sole owner of "CK of Delaware", thus gained control of the Company upon consummation of the transactions contemplated by the "Agreement". Subsequently the Company changed its name to Chicken Kitchen Corporation, a Florida corporation, and "CK of Delaware" changed its name to Chicken Liquidating Corporation.

         On January 3, 1997, Ambassa Holdings, Inc. (an affiliate owned by the President, who is the Principal Stockholder of the Company), acting for the benefit of the Company, utilizing $229,899 advanced by the company, purchased a 55% ownership interest (for $229,899) in Patty & Cesar's Food Service, Inc. ("P&C"), pursuant to the terms of an agreement for sale of shares by shareholders dated




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November 15, 1996. "P&C" held a franchise in a competing restaurant chain, and had filed a voluntary petition to reorganize pursuant to Chapter 11 of the United States Bankruptcy Code at the time of the purchase. The bankruptcy proceedings were dismissed in May 1997. The 55% investment in P&C was reflected as "Advances to Affiliate" in the Company's balance sheet at March 31, 1997 and the loan was repaid in full, by the assignment of its 55% ownership to the Company in September 1997. In November 1997, the Company acquired the remaining 45% for $85,000 and the issuance of 15,000 shares of the Company's common stock valued at $0.65 per share ($9,750 in the aggregate), representing management's estimate of the fair market value of the common stock on the date of issue after considering trading restrictions and the stock's thin trading. As Ambassa Holdings, Inc. was acting as the company's agent in this transaction, for no consideration, there were no repayment terms (other that the assignment of any interest in "P&C" acquired to the Company), and no written agreement. The transaction has been accounted for under the purchase method of accounting. The total cost of the acquisition of $320,000, not including net cash acquired of $19,858, was allocated to equipment ($128,000), leasehold interest ($100,000), other assets ($22,000), net liabilities ($110,000) and was based on fair values with the excess cost ($180,000) being amortized over 10 years.

         In November 1997, "CKC" acquired the assets of two additional restaurants, operated as "Starr's Chicken Grill located in South Miami and Kendall, from an independent seller for $1,382,000, not including net cash acquired of $2,250. The stores are located at 7315 SW 57th AVE South Miami Fl, 33143 and 9067 SW 107 AVE Miami Fl, 33173. The transaction has been accounted for under the purchase method of accounting. The cost of the acquisition was allocated to equipment ($220,000), leasehold interest ($300,000), other assets ($21,000) and was based on fair values with the excess cost ($841,000) being amortized over 10 years.

         In February 1998, we acquired a restaurant (Bayside Marketplace, Miami Fl.) from Danalex Corporation for $330,000 and the issuance of 170,000 restricted shares of the Company's Class A common stock. 35,000 shares (issued in March 1997) were valued at $0.33 ($11,550 in the aggregate and representing the price used for the Company's private placement in December 1996, as the Company did not begin trading until June 1997). The remaining 135,000 shares were valued at $0.65 (representing management's estimate of the fair market value of the Company's Class A common stock on the date of issue after considering trading restrictions and the stock's thin trading). In March 1999, in accordance with the acquisition agreement, an additional 135,000 shares of Class A common stock were issued as the market value of the Class A common stock was less than $2.00 per share at the one-year anniversary date of the closing. The February 1998 acquisition was accounted for in accordance with EMERGING ISSUES TASK FORCE 97-15 "CONTINGENCY ARRANGEMENTS BASED ON SECURITY PRICES IN PURCHASE BUSINESS COMBINATIONS", which takes into consideration the shares which were issued in March 1999. The cost of the acquisition of $517,000, not including net cash acquired of $500, was allocated to equipment ($28,000), leasehold interest ($30,000), other assets ($4,700), net liabilities ($3,800), and was based on fair values with the excess cost ($458,100) being amortized over 10 years. This store was operated as "Chick-to Chick" and is located at Bayside Marketplace, Miami.

         We are not currently contemplating further acquisitions of stores.

RESTAURANT OPERATIONS

         Our restaurants feature a menu focused on marinated grilled chicken served whole, in halves or in quarters, and grilled boneless chicken breasts, served in a variety of sandwiches, salads and platters. The Company believes that the focus on grilled chicken capitalizes on the current consumer preference for healthier, lower-fat foods. The focused menu also facilitates the consistent preparation of fresh, high quality foods, the execution of efficient customer service and the accurate replication of the concept in new locations.





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         Our restaurants use fresh whole chickens, top grade produce and freshly prepared rice, salads, soups, and homemade sauces and dressings, which are prepared fresh daily in each restaurant. We maintain stringent quality standards for the preparation and service of all food items. We believe that the menu emphasis on freshness and quality, as well as its focus on grilled chicken, will appeal to an increasingly health-conscious consumer who desire a wholesome and healthy alternative to the fare served at other quick-service restaurants.

         The restaurants deliver value by providing generous portions of wholesome, flavorful food at economical prices. The Company emphasizes value with menu prices typically in line with prices of comparable menu items offered by other quick-service restaurants and frequently less than comparable menu items found in full service establishments.

         A premium is placed on quick-service and customer convenience. The restaurants are typically open for lunch and dinner, seven days a week from 11:00 a.m. to 10:00 p.m. In addition to eat-in service, all the restaurants offer take-out, delivery and catering services to accommodate the varied schedules of families, business people, students and other time-sensitive individuals. Prompt, accurate and courteous service is a priority in each mode of food delivery. In addition, the menu offers a variety of portion sizes to accommodate a single customer, family or large group.

         Our restaurants feature an attractive interior decor and exterior design that is easily replicable in its multi-unit system. While each restaurant has a similar appearance, the restaurants' design is sufficiently flexible to accommodate a variety of available sites. The restaurants are also designed to conveniently serve a high volume of customer traffic while retaining an inviting, casual atmosphere.

FRANCHISE PROGRAM

         Eight franchises have been sold through January 10, 2000, one of which was sold prior to FYE March 31,1999. The primary criteria considered by us in the review and approval of franchisees is prior experience in operating restaurants or other comparable business experience, and capital available for investment.

         The current franchise fee is $25,000, payable $10,000 on signing the Uniform Franchise Offering Circular ("UFOC"), and $15,000 when the premises lease is signed. The term of the franchise agreement is twenty years. The Company believes that the twenty-year term is standard in the fast-food segment of the restaurant industry. The principal terms are as follows:

         Royalty:                   4% of net sales paid to the Company weekly.

         Advertising fees:          4% of net sales paid to third parties.

         Capital investment:        $225,000 to $400,000 paid to third parties
                                    for leasehold improvements, furniture,
                                    fixtures, equipment, inventory, training, marketing, and working capital.

         Our future growth plans will be focused on selling and maintaining a qualified franchise restaurant group as well as adding additional Company store locations. We are building a staff of operations personnel to train and assist franchisees in opening new restaurants and to monitor the operations of existing restaurants. These services will be provided as part of our franchise program. New franchisees will be required to complete a four-week program that features various aspects of day-to-day operations and certification in all aspects of restaurant operations. The program consists of formal classroom training and in-restaurant training, including human resources, accounting, purchasing and labor and food handling laws. Standard operating manuals are provided to each franchisee. The franchise




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agreement requires franchisees to operate their restaurants in accordance with our standards and operating procedures. Ongoing advice and assistance is provided to franchisees in connection with the operation and management of each restaurant.

SUPPLIERS

         The Company and its franchisees purchase all of its supplies from pre-approved suppliers. We believe that alternative suppliers for our supplies are readily available. We do not have long term supply contracts. Our main suppliers are, Cheney Brothers Inc., Martin Poultry, Inc., Coca Cola of South Florida, Daily Bread, Inc., Better and Nice Produce, Inc.

COMPETITION

         The fast food restaurant industry is highly competitive and can be significantly affected by many factors, including changes in local, regional or national economic conditions, changes in consumer tastes, consumer concerns about the nutritional quality of quick-service food and increases in the number of, and particular locations of, competing restaurants. Factors such as inflation, increases in food, labor and energy costs, the availability and cost of suitable sites, fluctuating interest and insurance rates, state and local regulations and licensing requirements and the availability of an adequate number of managers and hourly paid employees can also adversely affect the fast food restaurant industry. Multi-unit restaurant chains can also be substantially adversely affected by publicity resulting from food quality, illness, injury, or other health concerns. Major chains, which have substantially greater financial resources and longer operating histories than the Company, dominate the fast food restaurant industry. We compete primarily on the basis of location, food quality and price. Changes in pricing or other marketing strategies by these competitors can have an adverse impact on our sales, earnings and growth. There can be no assurance that we will be able to compete effectively against our competitors.

         In addition, with respect to the sale of franchises, we compete with many franchisors of restaurants and other business concepts for qualified and financially capable franchisees.

REGULATION

         We are subject to a variety of federal, state, and local laws affecting the conduct of its business. Operating restaurants are subject to various sanitation, health, fire and safety standards and restaurants under, or proposed for construction, are subject to state and local building codes, zoning restrictions and alcoholic beverage regulations. Difficulties in obtaining or failure to obtain required licenses or approvals could delay or prevent the development or opening of a new restaurant in a particular area. We are also subject to the Federal Fair Labor Standards Act, which governs minimum wages, overtime, working conditions and other matters, and the Americans with Disabilities Act, which became effective in January 1992. We believe that we are in compliance with such laws, and that our Restaurants have all applicable licenses as required by governmental authorities. We are subject to regulations of the Federal Trade Commission (the "FTC") and various states relating to disclosure and other requirements in the sale of franchises and franchise operations. The FTC's regulations require the Company to timely furnish prospective franchisees a franchise offering circular containing prescribed information. Certain state laws also require registration of the franchise offering with state authorities. Other states regulate the franchise relationship, particularly concerning termination and renewal of the franchise agreement. We believe that we are in compliance with the applicable franchise disclosure and registration regulations of the FTC and the various states in which we operates.

         While we intend to comply with all federal, state and foreign laws and regulations, there can be no assurance that we will continue to meet the requirements of such laws and regulations, which, in turn,




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could result in a withdrawal of approval to franchise in one or more jurisdictions. Any such loss of approval may have a material adverse effect upon our ability to successfully market franchises. Violations of franchising laws and/or state laws and regulations regulating substantive aspects of doing business in a particular state could subject the Company and its affiliates to rescission offers, monetary damages, penalties, and/or injunctive proceedings. The state laws and regulations concerning termination and non-renewal of franchisees are not expected to have a material impact on our operations.

EMPLOYEES

         As of January 10, 2000, we had approximately 157 full time and part time staff, all at the restaurant level, and eight administrative employees.

TRADEMARKS

         We market several menu item products under our Chicken Kitchen Trademark, trade name and design logos, our Chop-Chop trade name, and other trademarks under registration with the US Patent and Trademark Office. We have received trademark and service mark protection of these names and related designs logos from the USPTO and consider these trademarks and service marks to be important to our business.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

         We are engaged in the business of operating six Chicken Kitchen restaurants and have sold eight franchises through January 10, 2000. All eight franchises sold to date are expected to be opened during fiscal year 2000. It takes approximately six to eight months to open a new restaurant. A portion of the Initial Franchise Fee is refundable, if the franchisee does not sign a lease within 120 days of signing the UFOC. The full franchise fee ($25,000) is recognized only when the franchise restaurant is opened, and not when the Initial Franchise Fee is collected. Additionally, the Company receives a 4% royalty based on the weekly sales. The recognition of franchise fees and franchise royalties may fluctuate from quarter to quarter since we do not directly control the timing of franchise openings or signing of franchise agreements. We are continuing to develop a larger corporate infrastructure to manage and administer the growth of our franchise program.

         We are subject to the special risks attendant to companies which are expanding operations, including but not limited to, the costs of evaluating and establishing additional locations, the costs and complexities involved in expanding administrative infrastructures, as well as the high level of competition in the restaurant industry, changing consumer preferences and tastes, and general economic conditions in Florida. As a result of these risks, and the costs of expansion, our operating results could be materially adversely affected in any operating period.

RESULTS OF OPERATIONS

YEAR ENDED MARCH 31, 1999 COMPARED TO THE YEAR ENDED MARCH 31, 1998

         Food and beverage sales ("Sales") for the year ended March 31, 1999 increased by $4,462,358 to $6,676,497 from $2,214,139 in the prior year, for an increase of 201%. This was primarily attributed to one restaurant that opened in fiscal 1999 and three restaurants in operation for the entire current fiscal year compared to five months in the prior year for two restaurants and one month for the third. Of the six




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restaurants in operation at the end of the current year, all were operational for the full year, except one, which was opened for only seven months, starting August 1998.

         On a pro forma basis, food and beverage sales for the year ended March 31, 1999 increased by $265,497 to $6,676,497 from pro forma $6,411,000, for a pro forma increase of 4.14%. The increase was primarily attributed to Increased customer acceptance and awareness.

         Cost of sales consists of the cost of chicken, food, produce, beverage and paper costs. Cost of sales for the year ended March 31, 1999 increased by $1,807,822 to $2,840,796 from $1,032,974, for an increase of 175%. As a percentage of Sales, cost of sales decreased to 42.5% compared to 46.7% in fiscal 1998. This improvement was the result of operational controls and systems that were put in place during fiscal 1999.

         On a pro forma basis, cost of sales for the year ended March 31, 1999 decreased by $93,843 to $2,840,796 from pro forma $2,934,639, for a pro forma decrease of 3%. The decreased was primarily attributed to improved operating efficiencies.

         Labor and employee benefits which consists of wages, payroll taxes, and other benefit and insurance costs for restaurant salaried and hourly employees increased $1,596,669 to $2,307,594 from $710,925, for an increase of 225%. As a percentage of Sales, labor and employee benefits increased 2.5% to 34.6% in the 1999 fiscal year compared to 32.1% in the prior fiscal year. This increase was attributable to the higher personnel costs associated with the opening of an additional restaurant and the competitive nature of the restaurant labor market. If the minimum wage is increased during the fiscal year ending March 31, 2000, it will have a moderately adverse effect on the restaurant payroll expense due to the large number of hourly employees on the payroll.

         On a pro forma basis, labor and employee benefits for the year ended March 31, 1999 increased by $254,178 to $2,307,594 from pro forma $2,053,416, for a pro forma increase of 12%. The increase was primarily attributed to increased labor staffing to better serve customers and decrease service times.

         Direct operating expenses, consisting of all restaurant-operating costs other than cost of sales and payroll expenses and include occupancy costs, utilities and other direct costs, increased $560,862 to $850,361 from $289,499, for an increase of 194%. As a percentage of Sales, these expenses decreased by 0.4% to 12.7% of sales from 13.1%.

         On a pro forma basis, direct operating expenses increased $27,124 to $850,361 from pro forma $823,237, for a pro forma increase of 3%.

         Administrative and general expenses increased by $190,947 to $877,560 from $686,613, for an increase of 28%. This increase is primarily attributable to increases in corporate payroll necessitated by the greater number of company-owned stores and in the hiring of human resources that will support our franchising growth. Contributing to the increase were legal fees incurred with the acquisition of assets. In addition, higher advertising and promotional expenses were incurred to promote the Chicken Kitchen brand.

         On a pro forma basis, administrative and general expenses decreased by $81,975 to $877,560 from pro forma $959,535, for a pro forma decrease of 9%. This decrease was primarily attributable to savings associated with staff reorganizations.




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         Depreciation and amortization increased by $240,536 to $375,563 from
$135,027, for an increase of 178%. The increase was attributable to the full year's depreciation and amortization in fiscal 1999 of business and assets acquired in late fiscal 1998.

         On a pro forma basis, depreciation and amortization increased by $15,155 to $375,563 from pro forma $360,408, for a pro forma increase of 4%. This increase was due primarily to the larger equipment purchases associated with new units.

         Security gains of $130,546 are included in other income (expense) in fiscal 1999; there were none in the prior fiscal year. The prior fiscal year did include a $71,550 recovery of merger costs previously written-off. We do not expect to achieve a similar level of security gains in the future.

         The reduction in net loss from $1,362,642 to $550,948, a 60% decrease, is primarily attributed to the reduction in consulting fees of $695,896 which were incurred in the prior year. Net loss per common share was $0.07 in the current year compared with a net loss per common share of $0.14 in the prior year.

YEAR ENDED MARCH 31, 1998 COMPARED TO YEAR ENDED MARCH 31, 1997

         Food and beverage sales ("Sales") in the year ended March 31, 1998 were more than double those in the year ended March 31, 1997. The primary reason for the sales increase was the growth in locations from one restaurant in fiscal 1997 to five location (including two location established in November 1997) by the end of fiscal 1998. Cost of sales was 46.7% of Sales in fiscal 1998, compared to 45% in fiscal 1997. The increase was due to increases in the price of chicken and produce.

         Other operating expense increased significantly in fiscal 1998, generally in line with the increases in sales and locations, with two exceptions. Advertising and promotion increased in connection with the introduction of the new locations. In addition, we expensed consulting fees of $799,888 in fiscal 1998 in connection with various consulting agreements in fiscal 1998. Rent expense did not substantially increase since we assumed older existing long-term leases.

         The net loss for fiscal 1998 was $1,362,642 or $668,779 greater than in fiscal 1997. The difference was almost entirely attributable to the higher consulting fees in fiscal 1998. Net loss per share was $0.14 in fiscal 1998, compared to $0.11 in fiscal 1997. We do not expect that we will incur a similar level of consulting fees in the future.

SIX MONTHS ENDED SEPTEMBER 30, 1999 COMPARED TO SIX MONTHS ENDED
SEPTEMBER 30, 1998

         Food and beverage sales ("Sales") for the six months ended September 30, 1999 increased by $792,420 to $3,817,199 from $3,024,779 in the comparable period for an increase of 26.2%. This was due to same store sales increase and an additional restaurant, this was opened for the entire quarter in 1999.

         Cost of sales decreased as a percentage of Sales to 40.4% compared to 45.2% in the comparable six-month period of the prior year. This decrease was due to operational controls and systems that were put in place during the current period.

         Labor and employee benefits, which consists of wages, payroll taxes and other benefits and insurance costs for restaurant's salaried and hourly employees decreased 4% as a percentage of Sales to 29.4% in the 1999 quarter compared to the prior year's quarter. This decrease was due to operational controls and systems that were put in place during the quarter.





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         Direct operating expenses consist of all restaurant-operating costs other than cost of sales and payroll expenses and include occupancy costs, utilities and other direct costs. These expenses increased by 4.6% to 16.4% of Sales from 11.8%.

         Administrative and general expenses for the 1999 six-month period increased by $286,990 when compared to the comparable 1998 period. The increase is primarily attributable to increases in corporate payroll necessitated by the greater number of company-owned stores and in the hiring of human resources that will support our franchising growth. Contributing to the increase were legal and professional fees. In addition, higher advertising and promotional expenses were incurred to promote the Chicken Kitchen brand.

         The increase in depreciation and amortization of $16,935 to $198,659 was attributed to an additional restaurant in the 1999 period.

         Securities gains of $7,075 are included in other income (expense) in the six-month period ended September 30, 1999. We do not anticipate gains from securities activities in the future. The increase in the net loss from $388,180 to $440,802 is primarily attributed to the increased investment in human resources to support future growth and franchising activity.

LIQUIDITY AND CAPITAL RESOURCES

         As of March 31, 1999, the Company had cash on hand of $183,430, short-term securities of $150,775 and other current assets of $140,874, for total current assets of $475,079. Total current liabilities are $829,135, and are comprised of $345,892 in accounts payable, $379,840 in accrued expenses, and $103,403 in a Note Payable. We had no long-term debt. As of March 31, 1999 and 1998, we had working capital (deficit) of ($354,056) and $80,592 respectively. In November 1997, the Company completed a private offering of Series A Convertible Preferred Stock and received net proceeds of approximately $2.5 million. The proceeds of the offering were used to acquire three new restaurants, a remaining 45% interest in a fourth restaurant, to repay a $600,000 bridge loan, to retrofit the sixth company-owned restaurant and for working capital.

         As of September 30, 1999 the working capital deficit increased by $409,163 primarily as a result of an increase in accounts payable as a result of continuing losses and an increase in sales in the June 1999 and September 1999 quarters compared to the March 1999 quarter. Also contributing to the working capital decrease was an advance to an affiliate of $116,873. Included in current liabilities is a note payable of $112,403 (original note plus accrued interest) that the Company expects to satisfy by the issuance of the Company's common stock as noted below. The advance to affiliate is evidenced by a promissory note due December 31, 2001 with interest at 12% per annum from March 31, 1999. Such promissory note is secured by certain assets of the affiliate. Up to $100,000 of such note may be repaid in the form of advertising through Entrepreneur Media, Inc., including Entrepreneur Magazine an unaffiliated media company. The purpose of this advance was for the Company to make a short-term interest-bearing loan for which the Company believes it will receive an above-market return.

         The current payables as of September 30, 1999 include Note Payable to Cafe 1429 which was incurred in January 1998 in connection with the purchase by the company of the assets of a restaurant in Miami Beach, Florida. As security for the repayment of this note, the Company issued and delivered to legal counsel for the seller of the purchased assets as escrow agent, 100,000 shares of its restricted Class A common stock. The Company believes that pursuant to the documents governing the transaction, it has the right to repay the note in full with this escrowed stock, regardless of its aggregate value as of the note's January 1999 maturity. The seller of the assets is contesting the payment terms of this Note, claiming an entitlement to be paid in cash. A description of this pending litigation is set forth in Part II Item 2, hereof, entitled Legal Proceedings. Accordingly, the final payment terms are not yet determinable, causing the current payable classification.

LOSSES INCURRED IN OPERATIONS/MODIFIED ACCOUNTANTS' REPORT

         We have incurred losses from our operations since inception and we had a working capital deficit of $354,056 at March 31, 1999. Our independent accountants have modified their report on our financial statements to reflect doubt as to our ability to continue as a going concern.

         We currently operate six restaurants and have recently commenced franchising operations. Management believes that cash on hand and cash generated from operations together with Franchise Fees and Royalty payments will be sufficient to fund operations. However, no assurance can be given that additional funds will not be required prior to the expiration of such period or that any funds which may be required will be available, if at all, on acceptable terms. If additional funds are required, the inability of the Company to raise such funds will have an adverse effect upon its operations. To the extent that additional funds are obtained by the sale of equity securities, the stockholders may sustain significant dilution. If adequate capital is not available, the Company will have to reduce or eliminate its planned expansion activities, which could otherwise ultimately provide significant revenue to the Company.

         We have no arrangements or understandings with respect to additional financing, and any expansion of the Company's restaurants could require that the Company's raise additional funds. In addition, expansion of the Company's restaurant and franchising expectations may require additional capital. There can be no assurance that the Company will be able to continue to expand or to obtain sufficient capital in the future, nor the terms on which capital may be obtained. The Company has no lines of credit available to it at this time.

Y2K RISK

         DESCRIPTION. The Year 2000 ("Y2K") issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs or hardware that have date-sensitive software or embedded computer chips may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations, which could disrupt the Company's normal business activities.

         The Company has established a plan to prepare its systems for the Y2K issue as well as to reasonably assure that its critical business partners are prepared. The phases of the Company's plan to resolve the Y2K issue involve awareness, assessment, remediation, testing and implementation. To date, the Company has completed its assessment of all internal systems that could be significantly affected by the Y2K issue. Based upon its assessment, the Company has determined that it will be required to modify or replace portions of its software primarily related to customized interfaces between its financial systems and other applications. The Company believes that with modifications or replacements of the identified software programs, the Y2K issue can be mitigated. However, if all additional phases of the Y2K plan are not completed timely, the Y2K issue could have a material impact on the operations of the Company. In addition, the Company is in the process of gathering information about the Y2K compliance status of its key third party business partners.

         STATUS. The Company's internal information technology exposures are primarily related to financial and management information systems. As of December 31, 1999 the Company has completed the remediation and replacement of existing software.

         The Company's non-Information Technology systems consist primarily of restaurant operating equipment including its point-of-sale systems. The initial assessment of these systems has indicated that modification or replacement will not be necessary as a result of the Y2K issue. As such, the Company is not currently remediating this operating equipment. However, the existence of embedded technology is by nature more difficult to identify.

         SIGNIFICANT THIRD PARTIES. The Company's significant third party business partners consist of suppliers and banks. The Company does not have any significant system interfaces with third parties.

         RISKS AND CONTINGENCY PLANS. Management of the Company believes it has an effective plan in place to address the Y2K issue in a timely manner. However, due to the forward-looking nature and lack of historical experience with Y2K issues, it is difficult to predict with certainty what will happen after December 31, 1999. The Company plans to make diligent efforts to assess the Y2K readiness of its significant business partners and will develop contingency plans for critical areas where it believes its exposure to Y2K risk is the greatest. However, despite the Company's efforts, it may encounter unanticipated third party failures, more general public infrastructure failures or a failure to successfully conclude its remediation efforts as planned. If the remaining Y2K plan is not completed timely, in addition to the implications noted above, the Company may be required to utilize manual processing of certain otherwise automated processes primarily related to employee compensation and cash management.

         We have reviewed the computers and software used in our business and have determined that they are not affected by the Y2K Computer Problem. Our major suppliers have assured us that our supplies will not be interrupted due to the Y2K Computer Problem. We could be adversely affected if there is loss of electrical power due to the Y2K Computer Problem.

         As of January 25, 2000 no problems have been encountered.

ITEM 3.  PROPERTIES

         We own and operate the following restaurants. All restaurant premises are leased from independent landlords. The corporate office is leased from the Company's Chairman and President on an month to month oral lease.


                                                                                         LEASE
                                                                                       EXPIRATION
STORE NO.         LOCATION             SQUARE FEET         MONTHLY LEASE PAYMENT          DATE
---------         --------             -----------         ---------------------        ----------
      1           Red Road,              1,100                   $2,649                  8/2019
                  South Miami

      2           Arthur Godfrey Rd.     1,400                   $3,826                  11/2006
                  Miami Beach

      3           Kendall Mall           1,600                   $4,704                  10/2004
                  West Miami

      4           Aventura Mall            750                   $6,405                  10/2005
                  North Miami

      5           Bayside Marketplace      700                   $8,968                  10/2005
                  Downtown Miami


      6           Washington Avenue      3,200                   $7,466                   3/2018
                  Miami Beach

OFFICE            5415 Collins Avenue      750                   $2,500                  Monthly
                  Suite 305
                  Miami Beach


ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND  MANAGEMENT.

         The following table sets forth information relating to the beneficial ownership of our Class A and Class B Common Stock as of January 25, 2000 by (i) each person known by us to be the beneficial owner of more than 5% of the outstanding shares of Common Stock (ii) each of our directors and executive officers, and (iii) all of our directors and executive officers as a group.


                                                       Amount and
Title of          Name and Address                      Nature of                      Percentage
 Class           of Beneficial Owner                Beneficial Owner                     of Class
--------         -------------------                ----------------                     --------
Class A     Christian Mahe de Berdouare (1)             4,385,000                         34.23%
                 President and Chief Executive Officer
                 5415 Collins Ave #305
                 Miami, FL 33140

Class B     Christian Mahe de Berdouare (1)             1,000,000                         98.14%
                 Director, President and
                 Chief Executive Officer
                 5415 Collins Ave #305
                 Miami, FL 33140

Class A     Joseph A. Remsa Jr. (2)                       200,000                          1.66%
                 Executive Vice President
                 5415 Collins Ave #305
                 Miami, FL 33140

Class A     Frank Blackman (3)                            110,000                           .92%
                 Vice President Franchising
                 Secretary
                 5415 Collins Ave #305
                 Miami, FL 33140

Class A     Alan Barton (4)                                22,675                           .19%
                 Vice President Training
                 5415 Collins Ave #305
                 Miami, FL 33140

Class A     Stratcomm Media, Ltd.                         690,000                          5.84%
                 1947 Lee Road
                 Winter Park, FL 32789

Class A    All Directors and Officers as
                 A Group (5 persons)                    4,717,675                         36.65%


(1) Includes 800,000 shares of Class A common stock which may be acquired on exercise of outstanding common stock purchase options at $0.33 for 5 years. Represents shares of Class B common stock which may be converted into Class A common stock at the holder's option. Does not include 500,000 shares of Class B common stock owned by Mr. Mahe de Berdouare's spouse to which he disclaims any beneficial interest.

(2) Includes 200,000 shares of common stock issuable upon exercise at $.14 per share for 5 years.

(3) Includes 100,000 shares of common stock issuable upon exercise of option at $0.65 per share for 5 years.

(4) Includes 22,675 shares of common stock issuable upon exercise of option at $.4343 per share for 5 years.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CORPORATE PERSONS.

         The following table sets forth-certain information with respect to our executive officers and directors. Each director holds such position until the next annual meeting of the Company's shareholders and until his respective successor has been elected. Our Board of Directors may remove with or without cause any of our officers at any time.

                NAME                                       POSITION
                ----                                       --------

      Christian Mahe de Berdouare                President, Chief
                                                 Executive Officer and Director

      Frank Blackman                             Vice President of Franchising
                                                 and Secretary

      Joseph A. Remsa Jr.                        Executive Vice President


      Alan Barton                                Vice President of Training and
                                                 Human Resources

      Joseph King                                Vice President of Purchasing

PRESIDENT, CHIEF EXECUTIVE OFFICER AND DIRECTOR: CHRISTIAN MAHE DE BERDOUARE

         Mr. de Berdouare, age 43 has been President, Chief Executive Officer, Director of the Company and a member of the Franchise Committee of the Board of Directors, since December 1995. In addition, since 1988, he has been director, President, Chief Executive Officer and holder of all of the issued and outstanding shares of common stock of "CK of Delaware". From January 1984 to December 1996, Mr. de Berdouare was the Founder, President and Director of Chicken Kitchen, Ltd., Chicken Kitchen 52 OLP, Inc., Chicken Kitchen Corporation of Delaware, all predecessor companies that operated as Chicken Kitchen(R) restaurants in New York City and Miami. Prior to 1984, Mr. de Berdouare was a Vice President, and founder of the Soft Commodities desk, at the London office of Drexel Burnham Lambert, Inc. Subsequently, Mr. de Berdouare was hired by France's largest commodities trading firm, Interagra, S.A., to establish their Soft Commodities operation, which he left a few years later, to start his own International Trading Operation, in Paris.

VICE PRESIDENT & SECRETARY: FRANK BLACKMAN

         Mr. Blackman, age 44, has been Vice President of Franchising and Secretary since March 1997. Mr. Blackman was Director, Marketing Sales Training and Performance Improvement of Republic Industries from 1997 to 1998. From 1991 to May 1997, he was Director, Training and Development, for Triarc Restaurant Group, Arby's subsidiary. Mr. Blackman was Director, Training, Development, and Area Manager for Miami Foods, Ltd. from 1985 to 1991. From 1982 to 1985 Mr. Blackman was Sales Manager for Mangren Research and Development Corporation and he held various staff positions including Area Supervisor for Wendy's International, Inc. from 1977 to 1982. Mr. Blackman received a BS from Nova Southeastern University and an MBA from Florida Atlantic University.

EXECUTIVE VICE PRESIDENT: JOSEPH A. REMSA, JR.

         Mr. Remsa, age 49, has had a restaurant career encompassing both senior level executive positions with restaurant franchisors and franchisees as well as entrepreneurial ventures as concept founder and franchisee. Mr. Remsa has been associated with Pizza Hut (National Pizza Company) as regional Vice President; Sonic Restaurants as Director of Development and Franchisee; Sizzler as South Florida Franchisee; Waffle House (Columbia Foods) franchise Vice President; and most recently Offerdhal's Bagel Gourmet where he participated in the formative merger, concept creation, and IPO of Einstein Brothers Bagels. Mr. Remsa is an Adjunct Professor and Doctoral student at Florida Atlantic University in Boca Raton, Florida. He has a MBA and BA degree in Economics from the University of South Florida.

VICE PRESIDENT OF TRAINING AND HUMAN RESOURCES: ALAN BARTON

         Alan Barton, age 36, recently joined the Company from his position with Pollo Tropical, Inc., from 1995 to 1999, where he was responsible for opening the company's franchised units and most recently served as Manager of the Training Design and Delivery. Mr. Barton held similar posts at Arby's, Inc. from 1991 to 1994, where he first managed the franchising function for the Northeastern US and then the State of Florida. Prior to Arby's, Inc., Alan worked at the delivery division for Pizza Hut, Inc., of PepsiCo. Mr.
Barton has a Bachelor of Science degree in Personnel Management from Florida State University.

VICE PRESIDENT OF PURCHASING: JOSEPH KING

         Joseph King, age 58, has been Vice President of Purchasing since March 15, 1999. He was Director of Purchasing and R&D for Pollo Tropical Inc. from 1994 to 1998. Additionally, Joe's 10 years experience as the Southeastern Regional Sales Manager for Tetley, Inc. and 8 years as Merchandising Manager with the Martin Brower Corporation, McDonald's largest foodservice distributor in the nation.

ITEM 6.  EXECUTIVE COMPENSATION.

SUMMARY COMPENSATION TABLE

         The following table sets forth the total compensation paid to our chief executive officer for the last three completed fiscal years. No other executive officer of the Company received compensation of $100,000 or more during any such year.

NAME AND                                    FISCAL
PRINCIPAL POSITION                           YEAR          SALARY         BONUS
------------------                          ------         ------         -----

CHRISTIAN MAHE DE BERDOUARE                  1999         $195,000        $0
PRESIDENT, CHIEF EXECUTIVE OFFICER           1998         $180,000 (1)    $0
AND DIRECTOR                                 1997

(1) Includes $12,406 for automobile expense.


STOCK OPTION PLAN

         The following table set forth certain information concerning options granted to the Named Executive Officer in the foregoing Summary Compensation Table for the fiscal year ended March 31, 1999. There were no options exercised during the fiscal year ended March 31, 1999.


                                                     Individual Grant
---------------------------------------------------------------------------------------------------
                                                     Percent Of Total
                           No. of Securities         Options Granted
                             Underlying options        to Employees     Exercise or      Expiration
             Name              Granted                in Fiscal Year     Base Price          Date
---------------------------------------------------------------------------------------------------

CEO     Christian Mahe de        800,000                    83%             $0.33        June  2002
           Berdouare


         The following table set forth certain information concerning options held by the Named Executive Officer in the Summary Compensation table as of March 31, 1999. No options were exercised during the fiscal year ended March 31, 1999


                                       Number of shares of
                                       Class A Common Stock               Value of unexercised
                                      Underlying Unexercised              in-the money options
Name                                options held as of 3/31/99               as of 3/31/99
----                                --------------------------            --------------------
CEO     Christian Mahe de           800,000 (all Exercisable)                     $0.0
            Berdouare

         By resolution of our Board of Directors, we adopted a Stock Option Plan ("the Plan"). The Plan enables the Company to offer an incentive based compensation system to employees, officers and directors and to employees of companies who do business with the Company. At the sole discretion of its Board of Directors, any employee of the Company or any our subsidiaries may be made eligible to participate in the Plan.

         2,000,000 shares are authorized for issuance under the Plan, of which 800,000 shares are issuable under incentive stock options to Mr. de Berdouare; 200,000 options to Mr. Remsa; 100,000 to Mr. Blackman and 22,675 options to Mr. Barton. Mr. de Berdouare's options are exercisable for five years at a price of $0.33 per share and the options to Mr. Remsa are exercisable at $0.14; Mr. Blackman and Barton are exercisable at $0.65 and $0.43 respectively. We may increase the number of shares authorized for issuance under the Plan or may make other material modifications to the Plan without shareholder approval. However, no amendment may change the existing rights of any option holder.

DIRECTORS COMPENSATION.

         There are no standard or other arrangements pursuant to which any director of the Company is or was compensated during our last fiscal year for services as a director, for committee participation or for special assignments.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         We were incorporated in Florida in November 1994 as a wholly owned subsidiary of Stratcomm Media, Ltd. ("Stratcomm"), under the name Chicken Acquisition Corporation. Stratcomm purchased 4,900,000 shares for $2,450 and subsequently contributed $843,097 in capital to the Company. In December 1996, Stratcomm canceled 2,950,000 shares in connection with the acquisition of "CK of Delaware", owned by Mr. Berdouare. The purchase price for "CK of Delaware" was 5,100,000 shares of the Company's common stock that was valued at $10,000.

         The Company leases its executive offices from its President under an oral lease for $2,500 per month. The lease is on a month-to-month basis.

         As of September 30, 1999, the Company loaned $138,913 to Ambassa Holdings, Inc., which is owned by Christian Mahe de Berdouare the Company's director, President and Chief Executive Officer. Such sum is evidenced by a promissory note due December 31, 2001 with interest at 12% per annum from March 31, 1999. Such promissory note is secured by certain assets of Ambassa. Up to $100,000 of such note may be repaid in the form of advertising through Entrepreneur Media, Inc., including Entrepreneur Magazine an unaffiliated media company.

         In November 1997, the Company engaged Alain Berdouare, a brother of the Company's President, as a financial and general advisor to identify sources of capital, introduce potential franchisees, seek acquisition candidates and general advisory services until December 31, 2001 or such earlier termination by the Company. The Company issued 500,000 shares for such services.

ITEM 8. DESCRIPTION OF SECURITIES.

COMMON STOCK

         The Company's Articles of Incorporation authorizes the issuance of 65,000,000 shares of common stock, $.0005 par value per share, including 50,000,000 shares of Class A common stock and 15,000,000 shares of Class B common stock. Holders of shares of Class A Common Stock are entitled to one vote for each share, and holders of Class B stock are entitled to 10,000 votes per share, on all matters to be voted on by the stockholders. Holders of either Class of common stock have no cumulative voting rights. Holders of shares of common stock are entitled to share ratably in dividends, if any, as may be declared, from time to time by the Board of Directors in its discretion, from funds legally available therefore. In the event of a liquidation, dissolution or winding up of the Company, the holders of shares of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of common stock have no preemptive rights to purchase our common stock or Preferred Stock liquidation preferences. There are no conversion rights or redemption or sinking fund provisions with respect to the common stock. Each share of Class B Common Stock is convertible into one share of Class A Common Stock. No issuance, sale or distribution of the Class B Common Stock shall be registered under the Securities Act of 1933. At September 30, 1999, there are currently outstanding 11,807,954 shares of Class A Common Stock and 1,018,950 shares of Class B Common Stock.

PREFERRED STOCK

         Our Articles of Incorporation authorizes the issuance of 1,000,000 shares of preferred stock, $.0005 par value, of which 3,880 shares of Series A Preferred Stock are outstanding and owned currently by 24 individuals and/or entities, none of whom have any relationship or affiliation with the Company. The Series A Preferred Stock is convertible, at the option of the holder, into shares of common stock at an initial Conversion Rate, subject to adjustments, at a number of shares of Common Stock equal to $1,000 divided by the lower of (i) Sixty-Five Percent (65%) of the average Market Price (defined below) of the Common Stock for the five trading days immediately prior to the Conversion Date or (ii) $1.265625 increased proportionally for any reverse stock split and decreased proportionally for any forward stock split or stock dividend. Market Price for any date shall be the closing bid price of the Common Stock on such date, as reported by the National Association of Securities Dealers Automated Quotation System ("NASDAQ"), or the closing bid price in the over-the-counter market if other than NASDAQ. The holders of Series A Preferred have no voting rights, and have a liquidation preference of $1,300 per share over the Common Stock. Dividends on the Series A Preferred are payable at the rate of 8% per annum ($80 per share of Series A Preferred Stock) payable on each July 1, in either cash, or at our option, Common Stock valued at the Conversion Rate. The initial closing for the sale of the Series of Preferred Stock was on November 11, 1997. The Subscription Agreement, through which the outstanding 3,880 shares of Series A Preferred Stock were issued, provided that the holders of the Series A Preferred Stock (who have no relationship to the Company, other than as Preferred Stockholders) had the right to receive, at the time of conversion, additional common shares as a penalty upon the failure of the following certain events to occur. Specifically, the Subscription Agreement provided that at the time of conversion, the Company was obligated to issue to the holders of the Series A Preferred Stock; (a) an additional 5% of the common shares they otherwise would have been entitled to receive if the Company did not file a registration statement to register the underlying common stock within 30 days of November 11, 1997; (b) an additional 5% of the common shares they otherwise would have been entitled to receive if the Company's registration statement was not declared effective within 120 days of November 11, 1997; and (c) an additional 5% of the common shares they otherwise would have been entitled to receive if the Company failed to deliver certificates representing the common stock within five days of the date of conversion. Described in Item 2, hereof, entitled Legal Proceedings, is a litigation surrounding the right of the holders of the Series A Preferred Stock to convert to common shares, and the related right to the above-described "penalty" shares. The Company does not know the precise number of penalty shares that the holders of the Series A Preferred Stock would be entitled to receive, notwithstanding the pending litigation, because the lawsuit on this issue was filed before all the holders of the Series A Preferred Stock put in their conversion requests. The penalty share calculation is based, in part, on the price of the Company's common stock at the time of conversion.

         As set forth in Part II Item 2, the Company has agreed in principal to a settlement of this litigation with all but one of the holders of the Series A Preferred Stock, (Barras Investments). Pursuant to this agreement in principal, the holders of the Series A Preferred Stock will exchange all of their Series A Preferred Stock for approximately 13,806,000 shares of the Company's restricted Class A common stock in the aggregate (which equals a $.30 conversion rate). Upon the happening of certain events, principally, the failure of the Company to regain listing on the Over-The-Counter Bulletin Board ("OTCBB") on or before 120 days after its removal, the Company would be obligated to deliver a note to the holders of the Series A Preferred Stock (who will then own only common stock) in exchange for the return of their restricted Class A common stock to the Company and documents evidencing the sale of any of the exchanged common stock.

         The removal of the Company as a security trading on the OTCBB for a period exceeding 120 consecutive days constitutes an event of default. The Company was de-listed on October 21, 1999; therefore, the Company is required to regain listing by February 18, 2000 in order to avoid being in default. If the Company is unable to achieve re-listing by February 18, 2000, the amount of the note issued to the former preferred shareholders would approximate $5,600,000. The note would be due on the later of 60 days from the event of default or the return of all shares held by the former preferred shareholders. Management is presently exploring alternatives to cure the event of default or obtain sources of additional financing. There can be no assurance that the Company will regain listing by February 18, 2000, or that the event of default can be cured. Furthermore, there can be no assurance that the Company will be able to obtain new financing. Under these circumstances, the Company's ability to continue as a going concern depends upon the successful resolution of these matters. Accordingly, the accompanying financial statements do not include any adjustments that might result from the outcome of this significant uncertainty.

         Our Board of Directors have the authority to issue the authorized shares of Preferred Stock in one or more series and to fix the designations, relative powers, preferences, rights, qualifications, limitations and restrictions of all shares of each such series, including without limitation dividend rates, conversion rights, voting rights, redemption and sinking fund provisions, liquidation preferences and the number of shares constituting each such series, without any further vote or action by the stockholders. The issuance of Preferred Stock could decrease the amount of earnings and assets available for distribution to holders of Common Stock or adversely affect the rights and powers, including voting rights, of the holders of Common Stock.


                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

         The Company's Class A Common Stock has been listed on the NASD OTC Electronic Bulletin Board sponsored by the National Association of Securities Dealers, Inc. under the symbol "CKKC" since May 11, 1997. On January 24, 2000, the closing bid price as reported by the Electronic Bulletin Board was $.24.

         The following table sets forth the high and low bid prices for the Class A Common Stock as reported on the Electronic Bulletin Board for each quarter since March 31, 1997, for the periods indicated. Such information reflects inter dealer prices without retail mark-up, mark down or commissions and may not represent actual transactions. The Class B Common Stock does not trade on any market.

         QUARTER ENDED                           HIGH                    LOW
         -------------                           ----                    ---

         June 30, 1997                          $2   3/4              $1  7/64
         September 30, 1997                      2  9/32               1 11/16
         December 31, 1997                       2  3/16                   5/8
         March 31, 1998                          1  1/16                   5/8
         June 30, 1998                           1   1/2                   3/4
         September 30, 1998                          3/4                   3/8
         December 31, 1998                         13/32                  3/32
         March 31, 1999                            23/32                  4/32
         June 30, 1999                          $   0.25              $   0.24
         September 30, 1999                     $   0.15              $   0.14
         December 31, 1999                      $   0.15              $   0.14

         The approximate number of record holders of our Class A Common Stock as of September 30, 1999 was 209. There are 25 holders of Class B Common Stock.

         We have not declared or paid any cash dividends on the Common Stock nor do we anticipate that any such dividends will be paid in the near future. We intend to retain any earnings it may realize to finance operations and potential expansion of its business. There are no restrictions on payment of dividends on our Common Stock. Holders of Series A Convertible Preferred Stock are entitled to receive dividends at the rate of $80.00 per share per annum prior to the payout of dividends to holders of common stock. The Preferred Stock dividend may be paid in cash or in shares of Common Stock, at our option. The Company has suspended payments of dividends on its Series A Preferred Stock pending resolution of its litigation with its preferred shareholders.

ITEM 2.  LEGAL PROCEEDINGS.

         On February 23, 1998, Mr. Daniel Hitchcock, landlord for the restaurant located in South Miami, Florida, at 7315 S.W. 57th Avenue, filed a lawsuit Case
No.: 98-24433 CA 41, pending in the Circuit Court of the Eleventh Judicial Circuit in and for Miami-Dade County, Florida, seeking eviction of the Company for alleged non-monetary breaches of the provisions of the written lease agreement, including a limitation on seating to 17 persons and a requirement of no outdoor seating. The Company is vigorously defending the lawsuit, based on the prior and subsequent oral agreement of the parties that the Company could have as many seats within the premises as the law would otherwise allow. The action remains pending, and while the Company is confident in its position, an eviction from these premises would have a very adverse effect on the operating cash flow of the Company, and the outcome at trial cannot be predicted. The case has not yet been set for trial, and the parties have recently begun to discuss a possible settlement of the action.

         The Company is defending a lawsuit styled Agricola Coco Bohn, S.A., et al, v. Chicken Kitchen Corporation, etc., et al.: Case number 99-4608 CA 0 pending in the Circuit Court of the Eleventh Judicial Circuit in and for Miami-Dade County, Florida. The background of this lawsuit surrounds the entitlement of the holders of the Series A Preferred Stock to convert their preferred stock for restricted class A common stock in accordance with the terms of the Subscription Agreement through which the Series A Preferred Stock was issued. The Company is vigorously defending the lawsuit, alleging as its primary defense that the holders of the Series A Preferred Stock illegally and improperly manipulated the market for the Company's common stock, and thus, would have no right to convert their Series A Preferred Stock to common. The Company has agreed in principal to settle this litigation with all but one of the Series A Preferred Stockholders. The proposed settlement would require the Company to convert the settling preferred stockholders' preferred stock into restricted Series A common stock at an exchange rate of $.30/share (substantially higher than the exchange rate demanded by the settling preferred stockholders), approximately 13,806,000 shares of the Company's restricted Class A Common Stock. Upon the happening of certain events, principally, the failure of the Company to regain listing on the OTCBB on or before 120 days after its removal, the Company would be obligated to deliver a note to the holders of the Series A Preferred Stock (who will then own only common stock) in exchange for the return of their restricted Class A common stock to the Company and documents evidencing the sale of any of the exchanged common stock. The Company will continue its vigorous defense of this action with respect to this non-settling preferred shareholder, based on its belief that the market for its stock was improperly driven downward immediately prior to the plaintiffs' requests for conversion to common stock.

         The removal of the Company as a security trading on the OTCBB for a period exceeding 120 consecutive days constitutes an event of default. The Company was de-listed on October 21, 1999; therefore, the Company is required to regain listing by February 18, 2000 in order to avoid being in default. If the Company is unable to achieve re-listing by February 18, 2000, the amount of the note issued to the former preferred shareholders would approximate $5,600,000 as such amount is subject to limitations of the Florida Business Corporations Act. The note would be due on the later of 60 days from the event of default or the return of all shares held by the former preferred shareholders. Management is presently exploring alternatives to cure the event of default or obtain sources of additional financing. There can be no assurance that the Company will regain listing by February 18, 2000, or that the event of default can be cured. Furthermore, there can be no assurance that the Company will be able to obtain new financing. Under these circumstances, the Company's ability to continue as a going concern depends upon the successful resolution of these matters. Accordingly, the accompanying financial statements do not include any adjustments that might result from the outcome of this significant uncertainty.

         The Company is defending a lawsuit styled Cafe 1429, Inc. and SLML, Inc. v. Chicken Kitchen Corporation, Case No.: 99-4709 CA 05, pending in the Circuit Court of the Eleventh Judicial Circuit in and for Miami-Dade County, Florida. The claim against the Company stems from the purchase of the assets of a restaurant on Miami Beach, Florida, and a related promissory note, lease, and security agreement, all of which contain cross-default clauses. The plaintiffs/sellers took back from the Company a $100,000 promissory note for $100,000 of the purchase price of the assets. The Company issued and delivered to an escrow agent 100,000 shares of its restricted Class A common stock as security for the $100,000 note. The Company believes that under the governing documents, upon the giving of certain notice by the Company to the plaintiffs, the Company has the right to satisfy the promissory note with the escrowed 100,000 shares, regardless of their value. When the promissory note matured, and the Company gave notice of its intention to satisfy the note with its stock, the plaintiffs declined to accept the escrowed stock as payment and brought this lawsuit for eviction, based on a cross-default provision in the promissory note and lease. The Company is defending the action based on its belief that it has the right to pay the promissory note in stock, and has asserted counterclaims for misrepresentation of the condition of the premises, and third party claims against the broker that represented the landlord in connection with the lease. The plaintiffs claim that the Company waived the right to pay with the escrowed stock because its notice of election to pay in stock was allegedly given 10 days late. The action is not yet at issue, and has not yet been set for trial. At this early stage, it is impossible to determine whether, and to what extent, the Corporation might suffer an adverse judgment.

         The Corporation is defendant in an action filed on or about October 14, 1999 by a former supplier of its chicken products for nonpayment. The case is styled International Prosperity, Inc. v. Chicken Kitchen Corporation; Case No.:
99-23992-CA 01, and is pending in the Circuit Court for the Eleventh Judicial Circuit in and for Miami-Dade County, Florida. The Corporation is vigorously defending the lawsuit and has asserted counterclaims for fraud and for breach of contract on the grounds that the plaintiff-supplier allegedly had been overcharging the Company and delivering product of a lesser quality than was ordered. The case is not yet at issue and not yet set for trial. As a result, discovery is just beginning and it is too early to determine whether, and to what extent, the Corporation might suffer an adverse or favorable judgment.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         None

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

         In December 1996, the Company issued 2,409,168 shares of common stock in a placement to 20 individuals at a price of $0.33 per share. The placement was effected without registration under the Securities Act of 1933 pursuant to an exemption under Regulation D, Rule 504. The offering was not underwritten. The shares were sold to private investors who represented to the Company that they were "accredited investors" as defined in Rule 501 of Regulation D.

         In December 1996, we issued 5,100,000 shares to Christian Mahe de Berdouare in exchange for substantially all of the assets of "CK of Delaware". The issuance was made without registration under the Securities Act of 1933 pursuant to an exemption under Section 4(2) thereof.

         In March 1997, we issued 303,040 shares of common stock to Sammut & Associates, Ltd., and 303,040 shares to Shannon Rosenbloom Inc. for consulting services valued at $0.33 per share. The issuance was made without registration under the Securities Act of 1933 pursuant to an exemption under Section 4(2) thereof.

         In March 1997, we issued 35,000 shares valued at $0.33 per share to Danalex, Inc. in connection with a proposed acquisition of all of the assets of a restaurant in downtown Miami, Florida, which acquisition was consummated in March 1998. The issuance was made without registration under the Securities Act of 1933 pursuant to an exemption under Section 4(2) thereof.

         In April 1997, we issued 150,000 shares to three persons for services rendered at $0.33 per share. The issuance was made without registration under the Securities Act of 1933 pursuant to an exemption under Section 4(2) thereof.

         In November 1997, we issued 15,000 shares of common stock to two persons in connection with the acquisition of the remaining 45% of a restaurant location it did not already own. The issuance was made without registration under the Securities Act of 1933 pursuant to an exemption under Section 4(2) thereof.

         In November 1997, we issued 4,000 shares of Series A Convertible Preferred Stock to twenty-seven purchasers in an offering made under Section 4(2). Each purchaser executed a subscription agreement and consented to the imprinting of a restrictive legend on the stock certificates. In connection with this offering, we issued 290,000 shares of common stock for services. The issuance was made without registration under the Securities Act of 1933 pursuant to an exemption under Section 4(2) thereof. The agreements for issuance of these shares is attached herewith as Exhibits 10.11 and 10.11A. The offering was limited to "accredited investors".

         In connection with the Company's sale of Series A Convertible Preferred Stock, the Company issued 100,000 shares of restricted stock (which is included in the 290,000 shares discussed in the preceding paragraph) and options to purchase 500,000 shares of common stock to Corporate Relations Group, Inc. a subsidiary of Stratcomm Media, Ltd. (100,000 options at $1.75, 100,000 at $2.10, 100,000 at $2.45, 100,000 at $2.80 and 100,000 at $3.50). Additionally 140,000
shares of restricted stock (also included in the 290,000 shared discussed in the preceding paragraph) were issued in relation to that same transaction to Olympus Capital, Inc., and options to purchase 200,000 shares of common stock, (100,000 options at $1.25 and the other 100,000 at $1.75). Olympus Capital was engaged to introduce potential investors to the Company. The agreement for issuance of these shares is attached herewith as Exhibit 10.11. The agreement with Corporate Relations Group was for corporate awareness advertisements in investor magazines published by Corporate Relations Group. (See Exhibit 10.11A)

         In November 1997, we issued 500,000 shares of common stock for future consulting services (primarily as a financial and general advisor to identify sources of capital, introduce potential franchisees, seek acquisition candidates and general advisory services) to be rendered by Alain Berdouare, brother of the Company's President, and 200,000 shares to Sammut & Associates, Ltd., also for consulting services. See "Certain Relationships and Related Transactions." The issuance was made without registration under the Securities Act of 1933 pursuant to an exemption under Section 4(2) thereof.

         In November 1997, we issued 135,000 shares for services rendered by one employee and one outside consultant. The issuance was made without registration under the Securities Act of 1933 pursuant to an exemption under Section 4(2) thereof.

         In February 1998, we issued 135,000 shares to Danalex, Inc. in connection with the acquisition of a restaurant location. The issuance was made without registration under the Securities Act of 1933 pursuant to an exemption under Section 4(2) thereof.

         In March 1998, we issued 10,000 shares of Class A common stock to Mr. Frank Blackman as part of his employment compensation package. The issuance was made without registration under the Securities Act of 1933 pursuant to an exemption under Section 4(2) thereof.

         In 1998, our outstanding common stock was converted into Class A common stock by amendment to our Articles of Incorporation. Each shareholder had the option to elect to receive shares of our Class B common stock in exchange for their Class A common stock. During April and May 1998, the Company issued 1,018,950 shares of Class B Common Stock to 25 persons in exchange for shares of Class A Common Stock in an exchange exempt under Section 3(a)(11) of the Securities Act of 1933.

         In June 1998, we issued 412,540 Class A common shares to the holders of the Company's preferred stock as payment for the July 1,1998 Preferred Stock dividend. The issuance was made without registration under the Securities Act of 1933 pursuant to an exemption under Section 4(2) thereof.

         From April 1998, to March 1999, we issued 539,116 shares of Class A common stock to preferred stockholders who elected to convert to common stock.

         In September and December 1998, we issued 50,000 shares of Class A common stock to a consultant and 100,000 shares for professional services. The issuance was made without registration under the Securities Act of 1933 pursuant to an exemption under Section 4(2) thereof.

         In December 1998, we issued 5,000 shares of Class A common stock to an employee, George Sabag, as a `manager of the year' bonus. The issuance was made without registration under the Securities Act of 1933 pursuant to an exemption under Section 4(2) thereof.

         In March 1999, we issued an additional 135,000 shares of Class A common stock to Danalex, Inc. pursuant to the acquisition agreement, from the prior year, of a restaurant location. The issuance was made without registration under the Securities Act of 1933 pursuant to an exemption under Section 4(2) thereof.

         In June 1999, we issued 50,000 shares of Class A common stock to a holder of the Company's preferred stock, who elected to convert to common stock. The issuance was made without registration under the Securities Act of 1933 pursuant to an exemption under Section 4(2) thereof.

         All of the transactions referred to above (except for the Rule 504 offering) are exempt from the registration requirements of the Securities Act of 1933, as amended, by virtue of Section 4(2) thereof covering transactions not involving any public offering or involve no "offer" or "sale." No underwriter was involved. As a condition precedent to each sale, the respective purchaser was required to execute an investment letter and consent to the imprinting of a restrictive legend on each stock certificate received from the Company. Each purchaser was offered access to information about the Company and the right to meet with management.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Florida Business Corporation Act provides that a person who is successful on the merits or otherwise in defense of an action because of service as an officer or director or a corporation, such person is entitled to indemnification of expenses actually and reasonably incurred in such defense. F.S. 607.0850(3).

         Such Act also provides that the corporation may indemnify an officer or director, advance expenses, if such person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to a criminal action, had no reasonable cause to believe his conduct was unlawful. F.S. 607.0850(1)(2).

         A court may order indemnification of an officer or director if it determines that such person is fairly and reasonably entitled to such indemnification in view of all the relevant circumstances. F.S. 607.0850(9).

         The Company has adopted provisions in its articles of incorporation and bylaws that limit the liability of its directors and provide for indemnification of its directors and officers to the full extent permitted under the Florida General Corporation Law.

                                    PART F/S

The following financial statements are included herein:

         Audited Financial Statements

                  Report of Independent Certified Public Accountant

                  Balance Sheets as of March 31, 1999 and 1998

                  Statements of Operations for the Years Ended March 31, 1999
                      and 1998

                  Statements of Stockholders' Equity for the Years Ended March
                      31, 1999 and 1998

                  Statements of Cash Flows for the Years Ended March 31, 1999
                      and 1998

                  Notes to Financial Statements.

         Interim Financial Statements

                  Condensed Balance Sheets as of September 30, 1999 (Unaudited)
                      and March 31, 1999

                  Condensed Statements of Operations for the Three and Six
                      Months Ended September 30, 1999 and 1998 (Unaudited)

                  Condensed Statements of Cash Flows for the Six Months Ended
                      September 30, 1999 and 1998 (Unaudited)

                  Notes to Condensed Financial Statements (Unaudited)

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of CHICKEN KITCHEN CORPORATION:

We have audited the accompanying balance sheets of CHICKEN KITCHEN CORPORATION ("the Company") as of March 31, 1999 and 1998, and the related statements of operations, stockholders' equity and cash flows for the years then ended (as restated - see Note 12). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CHICKEN KITCHEN CORPORATION as of March 31, 1999 and 1998, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 9A, the Company has agreed in principal to settle a lawsuit for alleged breaches of a subscription agreement to convert preferred shares into common stock, brought by Preferred Shareholders. The agreement to settle requires the Company to be listed on the Over-the-Counter Bulletin Board within 120 days of the agreement to settle. If listing does not occur by such date (February 18, 2000), a Note Payable will be issued for approximately $5,600,000, as such amount is subject to limitations or the Florida Business Corporations Act, and would be due and payable at the later of 60 days from the event of default or the return of the shares held by the former preferred shareholders. Also, as discussed in Note 11 to the financial statements, the Company has incurred losses from operations since inception and may need additional funds to continue to operate. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plan in regard to these matters is described in Note 9A and Note 11. The accompanying financial statements do not include any adjustments relating to the recoverability of asset carrying amounts or the amount of liabilities that might result should the Company be unable to continue as a going concern.

                                         McKEAN, PAUL, CHRYCY, FLETCHER & CO.



Miami, Florida,
   June 30, 1999, except with respect
     to the matters discussed in Notes 9A and 12, as to which the date is January 17, 2000.

                           CHICKEN KITCHEN CORPORATION
                                 BALANCE SHEETS


                                                                                        March 31,         March 31,
                                                                                          1999              1998
                                                                                       -----------       ------------
                                                                                       As restated       As restated
                                                                                       see Note 12       see Note 12
                                   ASSETS
CURRENT ASSETS:
  Cash and cash equivalents                                                            $   183,430       $   357,056
  Marketable securities                                                                    150,775           180,000
  Other current assets                                                                     140,874            66,751
                                                                                       -----------       -----------
     Total Current Assets                                                                  475,079           603,807
                                                                                       -----------       -----------

ADVANCES TO AFFILIATE                                                                       22,040                --

PROPERTY AND EQUIPMENT, net                                                                781,998           640,291

INTANGIBLE ASSETS, net                                                                   1,769,272         2,007,443

OTHER ASSETS                                                                                64,746            69,949
                                                                                       -----------       -----------
         Total Assets                                                                  $ 3,113,135       $ 3,321,490
                                                                                       ===========       ===========


                    LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable                                                                     $   345,892       $   149,162
  Accrued expenses                                                                         379,840           281,450
  Note payable                                                                             103,403            92,603
                                                                                       -----------       -----------
     Total Current Liabilities                                                             829,135           523,215
                                                                                       -----------       -----------

COMMITMENTS AND CONTINGENCIES                                                                   --                --

STOCKHOLDERS' EQUITY:
  Series A, convertible preferred stock, $0.0005 par value; 1,000,000 shares
     authorized; 3,905 and 4,000 shares issued and outstanding                                   2                 2
  Common stock Class A, $0.0005 par value; 50,000,000 shares authorized;
     11,857,954 and 11,635,248 issued; and 11,737,954 and 11,535,248
     outstanding, respectively (Note 9)                                                      5,880             5,768
  Common stock Class B, $0.0005 par value; 15,000,000 shares authorized;
     1,018,950 issued and outstanding in 1999                                                  509                --
  Additional paid-in capital                                                             5,406,577         5,156,420
  Accumulated deficit                                                                   (3,118,796)       (2,363,915)
  Treasury shares, at cost                                                                 (10,172)               --
                                                                                       -----------       -----------
     Total Stockholders' Equity                                                          2,284,000         2,798,275
                                                                                       -----------       -----------
         Total Liabilities and Stockholders' Equity                                    $ 3,113,135       $ 3,321,490
                                                                                       ===========       ===========





              The accompanying notes to financial statements are an
                       integral part of these statements.

                           CHICKEN KITCHEN CORPORATION
                            STATEMENTS OF OPERATIONS


                                                                                        For the Year       For the Year
                                                                                           Ended              Ended
                                                                                       March 31, 1999      March 31, 1998
                                                                                       --------------      --------------
                                                                                         As restated        As restated
                                                                                         see Note 12        see Note 12

FOOD AND BEVERAGE SALES                                                                  $  6,676,497       $  2,214,139

OPERATING EXPENSES:
  Cost of sales                                                                             2,840,796          1,032,974
  Labor and employee benefits                                                               2,307,594            710,925
  Direct operating expenses                                                                   850,361            289,499
  Consulting fees                                                                             103,992            799,888
  Administrative and general                                                                  877,560            686,613
  Depreciation and amortization                                                               375,563            135,027
                                                                                         ------------       ------------
     Total operating expenses                                                               7,355,866          3,654,926
                                                                                         ------------       ------------

     Loss from operations                                                                    (679,369)        (1,440,787)

OTHER INCOME (EXPENSE):
  Net realized and unrealized gains on sales of marketable securities                         130,546                 --
  Recovery of merger and aborted acquisition costs                                                 --             71,550
  Other, net                                                                                   (2,125)             6,595
                                                                                         ------------       ------------
     Total other income, net                                                                  128,421             78,145
                                                                                         ------------       ------------

     Loss before income taxes                                                                (550,948)        (1,362,642)
                                                                                         ------------       ------------

INCOME TAXES                                                                                       --                 --
                                                                                         ------------       ------------

     Net loss                                                                                (550,948)        (1,362,642)

PRO RATA PORTION OF PREFERRED DIVIDENDS                                                      (314,189)          (120,000)
                                                                                         ------------       ------------

     Net loss applicable to common stockholders                                          $   (865,137)      $ (1,482,642)
                                                                                         ============       ============

Weighted Average Common Shares Outstanding                                                 12,121,463         10,698,823

Net Loss Per Common Share (Note 1)                                                       $      (0.07)      $      (0.14)
                                                                                         ============       ============







              The accompanying notes to financial statements are an
                       integral part of these statements.

                           CHICKEN KITCHEN CORPORATION
                       STATEMENTS OF STOCKHOLDERS' EQUITY
                   FOR THE YEARS ENDED MARCH 31, 1999 AND 1998



                        Preferred           Class A               Class B       Additional
                          Stock           Common Stock          Common Stock     Paid-In     Accumulated     Treasury
                          Amount       Shares      Amount    Shares     Amount   Capital       Deficit        Shares      Total
                          -----        ------      ------    ------     ------   -------       -------        -------    -------

 BALANCE AT APRIL 1, 1997  $ --      10,100,248    $5,051         --     $ --   $1,857,046   $(1,001,273)    $     --  $   860,824
  Issuance of common stock
     for professional and
     employee services
     valued at $0.33
     per share (Note 5)      --         150,000        74         --       --       49,426            --           --       49,500
  Issuance of 100,000
     stock options for
     consulting services
     (Note 8)                --              --        --         --       --       15,593            --           --       15,593
  Proceeds from issuance
     of 4,000 shares of
     preferred stock at
     $1,000 per share
     less issuance costs
     of $2,029,726
     ($1,502,000 in
     cash and 290,000
     shares of common
     stock and 700,000
     stock options with
     an aggregate value
     of $527,726) (Note 5
     and 8, and as
     restated - see
     Note 12)                 2              --        --         --       --    1,970,272            --           --    1,970,274
  Issuance of common stock
     valued at $188,500 and
     700,000 stock options
     valued at $339,226 for
     consulting services in
     connection with
     issuance of preferred
     stock (Note 5 and 8,
     and as restated - see
     Note 12)                --         290,000       145         --       --      527,581            --           --      527,726
  Issuance of common stock
     in connection with the
     acquisition of the
     remaining 45% interest
     in a restaurant
     location valued at
     $0.65 per common
     share (Note 6, and
     as restated - see
     Note 12)                --          15,000         8         --       --        9,742            --           --        9,750
  Issuance of common stock
     valued at $0.65 per
     share for consulting
     services performed by
     entities owned by
     family members of the
     principal stockholder
     (Note 5 and 8, and
     as restated - see
     Note 12)                --         700,000       350         --       --      454,650            --           --      455,000
  Issuance of common stock
     for professional and
     employee services to
     individuals valued at
     $0.65 per share(Note 5,
     and as restated -
     see Note 12)            --         135,000        68         --       --       87,682            --           --       87,750



                                   (CONTINUED)

                           CHICKEN KITCHEN CORPORATION
                       STATEMENTS OF STOCKHOLDERS' EQUITY
                   FOR THE YEARS ENDED MARCH 31, 1999 AND 1998

                                   (CONTINUED)




                        Preferred           Class A               Class B       Additional
                          Stock           Common Stock          Common Stock     Paid-In     Accumulated     Treasury
                          Amount       Shares      Amount    Shares     Amount   Capital       Deficit        Shares      Total
                          -----        ------      ------    ------     ------   -------       -------        -------    -------

  Issuance of common stock
     in connection with
     the acquisition of
     restaurant assets
     valued at $0.65 per
     common share (Note 6,
     and as restated -
     see Note 12)          $ --         135,000    $   67         --     $ --   $  175,433   $        --    $      --  $   175,500
  Issuance of common stock
     valued at $0.65 per
     share and 100,000
     stock options pursuant
     to employment
     agreement (Note 5 and
     8, and as restated
     - see  Note 12)         --          10,000         5         --       --        8,995            --           --        9,000
  Net loss for the year
     (as restated - see
     Note 12)                --              --        --         --       --           --    (1,362,642)          --   (1,362,642)
                            ---      ----------    ------  ---------     ----   ----------   -----------     --------  -----------

BALANCE AT MARCH 31, 1998
  (as restated - see
  Note 12)                    2      11,535,248     5,768         --       --    5,156,420    (2,363,915)          --    2,798,275

  Conversion of Class A
     common stock into
     Class B common stock
     (Note 5)                --      (1,018,950)     (509) 1,018,950      509           --            --           --           --
  Conversion of 95 shares
     of Series A preferred
     stock into Class A
     common stock (Note 5)   --         524,744       262         --       --         (262)           --           --           --
  Issuance of common stock
     for dividend on Series
     A convertible,
     preferred stock
     (Note 5)                --         426,912       213         --       --      203,720      (203,933)          --           --
  Acquisition of treasury
     stock                   --         (20,000)       --         --       --           --            --      (10,172)     (10,172)
  Issuance of common stock
     valued between $0.10
     and $0.34 per share to
     individuals for
     professional services
     rendered (Note 5)       --         155,000        78         --       --       46,767            --           --       46,845
  Issuance of common shares
     pursuant to prior year
     acquisition agreement
     (Note 6)                --         135,000        68         --       --          (68)           --           --           --
  Net loss for the year
     (as restated - see
     Note 12)                --              --        --         --       --           --      (550,948)          --     (550,948)
                            ---      ----------    ------  ---------     ----   ----------   -----------     --------   ----------

BALANCE AT MARCH 31, 1999
     (as restated - see
     Note 12)               $ 2      11,737,954    $5,880  1,018,950     $509   $5,406,577   $(3,118,796)    $(10,172) $ 2,284,000
                            ===      ==========    ======  =========     ====   ==========   ===========     ========  ===========


              The accompanying notes to financial statements are an
                       integral part of these statements.

                           CHICKEN KITCHEN CORPORATION
                            STATEMENTS OF CASH FLOWS


                                                                                      For the Year      For the Year
                                                                                          Ended            Ended
                                                                                     March 31, 1999    March 31, 1998
                                                                                     --------------   ----------------
                                                                                       As restated    As restated see
                                                                                       see Note 12        Note 12
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                                                             $  (550,948)      $(1,362,642)
  Adjustments to reconcile net loss to net cash used in operating activities:
       Depreciation and amortization                                                       375,563           135,027
       Amortization of prepaid consulting                                                       --           150,000
       Recovery of merger and aborted acquisition costs                                         --           (71,550)
       Issuance of common stock for services                                                46,845           616,843
       Net realized and unrealized gains on sales of marketable securities                (130,546)               --
       Changes in operating assets and liabilities:
           Other current assets                                                            (74,123)          (39,541)
           Advances to affiliate                                                                --           (19,571)
           Intangibles and other assets                                                         --           (15,216)
           Advances to affiliates and other assets                                         (16,837)               --
           Accounts payable and accrued expenses                                           275,952           268,036
                                                                                       -----------       -----------
     Net cash used in operating activities                                                 (74,094)         (338,614)
                                                                                       -----------       -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment                                                      (259,930)          (90,248)
  Sale (purchase) of marketable securities, net                                            159,770          (180,000)
  Acquisition of restaurant assets, net of cash acquired of $22,608                             --        (1,793,190)
                                                                                       -----------       -----------
     Net cash used in investing activities                                                (100,160)       (2,063,438)
                                                                                       -----------       -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Increase in note payable                                                                  10,800                --
  Purchase of treasury stock                                                               (10,172)               --
  Proceeds from sale of preferred stock, net of cash issuance costs of
    $1,502,000                                                                                  --         2,498,000
                                                                                       -----------       -----------

     Net cash provided by financing activities                                                 628         2,498,000
                                                                                       -----------       -----------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                          (173,626)           95,948
                                                                                       -----------       -----------

CASH AND CASH EQUIVALENTS, beginning of year                                               357,056           261,108
                                                                                       -----------       -----------

CASH AND CASH EQUIVALENTS, end of year                                                 $   183,430       $   357,056
                                                                                       ===========       ===========


SUPPLEMENTAL DISCLOSURES:
  Cash paid for interest expense                                                       $     6,734       $    10,780
                                                                                       ===========       ===========
  Cash paid for income taxes                                                           $        --       $        --
                                                                                       ===========       ===========



              The accompanying notes to financial statements are an
                       integral part of these statements.

                           CHICKEN KITCHEN CORPORATION
                          NOTES TO FINANCIAL STATEMENTS


1.   NATURE OF OPERATIONS

     The Company was organized under the laws of the State of Florida in November 1994 under the name Chicken Acquisition Corp. The Company was a wholly-owned subsidiary of Stratcomm Media, Ltd., a Canadian corporation and began operations, in November 1995, of a restaurant located in Miami, Florida, under the trade name "Chicken Kitchen" pursuant to a licensing agreement with Chicken Kitchen Corporation. In December 1996, the Company issued 2,409,168 shares of common stock at $0.33 per share ($795,000 in the aggregate) in a private placement ("the Offering"). In connection with the Offering, the Company acquired all the rights, title and interest in and to the name "Chicken Kitchen" and other intangibles (see Note 5). The Company then changed its name from Chicken Acquisition Corporation to Chicken Kitchen Corporation. As of March 31, 1999 and 1998, the Company operated six and five restaurant locations in South Florida, respectively.

     During the year ended March 31, 1999, the Company commenced the selling of franchise locations. The franchise agreement grants the franchisee a non-exclusive license to open and operate a "Chicken Kitchen" restaurant for a 20 year period, with one additional 20 year option. The Company collects an initial franchise fee of $25,000, royalty fees and a percentage of revenues for advertising. At March 31, 1999, one franchise agreement had been signed; although, the restaurant had not yet opened.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     USE OF ESTIMATES
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the period reported. Actual results could differ from those estimates.

     CASH AND CASH EQUIVALENTS
     The Company considers all highly liquid investments with a maturity of three months or less at the date of acquisition to be cash equivalents. The concentration of credit risk associated with cash and cash equivalents is considered low due to the credit quality of the issuers of the financial instruments.

     PROPERTY AND EQUIPMENT
     Property and equipment are stated at cost. Depreciation and amortization is computed over the estimated useful lives (ranging from five to twenty years) of the assets on a straight-line method.

     INTANGIBLE ASSETS
     Registered trademarks and trade names are being amortized over their estimated useful lives of 15 years. In connection with the acquisition of restaurant locations, the Company assigns a portion of the cost of the acquisition to the value of the lease acquired ("Leasehold interest") and amortizes the amount over the life of the lease (ranging from 4 to 20 years). The cost of acquisitions in excess of the fair value of net assets acquired is being amortized on a straight-line basis over 10 years.

     IMPAIRMENT OF LONG-LIVED ASSETS
     The Company continually evaluates whether events and circumstances have occurred that may warrant revision of the estimated useful lives of its intangible and other long-lived assets or whether the remaining balance of its intangible and other long-lived assets should be evaluated for possible impairment. The Company uses an estimate of the related undiscounted cash flows over the remaining lives of the intangible and other long-lived assets in determining whether an impairment has occurred.
     No impairments exist at March 31, 1999.

     INCOME TAXES
     The Company has established deferred tax assets and liabilities for temporary differences between financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

     LOSS PER SHARE
     Basic loss per common share is computed by dividing net loss attributable to common stockholders (the net loss plus the pro rata portion of preferred dividends) by the weighted average number of shares of common stock outstanding during the year. Diluted loss per share, which assumes that the convertible preferred stock is converted into Class A voting common stock and the stock options to purchase shares of Class A voting common stock (see Notes 5 and 8) are exercised, is not presented because the effect would be anti-dilutive for both 1999 and 1998. The weighted average shares outstanding used in the computation of net loss attributable to common shares are as follows:

                                                   Weighted Average Shares
                                                        Outstanding
                                                    for the Years Ended
                                                          March 31,
                                                  --------------------------
                                                    1999           1998
                                                    ----           ----

              Class A common stock                11,157,527     10,698,823
              Class B common stock                   963,936             --
                                                  ----------     ----------
                                                  12,121,463     10,698,823
                                                  ==========     ==========

     FAIR VALUE OF FINANCIAL INSTRUMENTS
     Carrying amounts of certain of the Company's financial instruments including cash and cash equivalents, accrued payroll, and other accrued liabilities approximate fair value because of their short term maturities. The marketable securities are classified as trading securities and are recorded at fair value based upon quoted market prices. Both realized and unrealized gains and losses are included in other income or expense during the period incurred. The cost of securities sold is based on the specific identification method.

     FRANCHISE FEES
     Initial franchise fees and the related direct costs are deferred until the franchised restaurant opens. Monthly franchise fees are accrued based on the specified percentages of the franchisees' sales for the month. Advertising fees received from the franchisees are reflected as a liability until the advertising expenditures are made.

     STOCK-BASED COMPENSATION
     Statement No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123") allows either adoption of a fair value method for accounting for stock-based compensation plans or continuation of accounting under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations with supplemental disclosures. The Company has chosen to account for its stock options using the intrinsic value based method prescribed in APB Opinion No. 25 and, accordingly, does not recognize compensation expense for stock option grants made at an exercise price equal to or in excess of the fair market value of the stock at the date of grant. Pro forma net income and earnings per share amounts as if the fair value method had been adopted are presented in Note 8. SFAS No. 123 does not impact the Company's results of operations, financial position or cash flows.

     COMPREHENSIVE INCOME
     In June 1997, the FASB issued Statement No. 130, ("SFAS No. 130") "Reporting Comprehensive Income", which establishes standards for reporting and display of comprehensive income and its components (revenue, expenses, gains, and losses) in a full set of general-purpose financial statements. The Company adopted SFAS No. 130 on April 1, 1998. The effect of adopting this standard did not have a material effect on the Company's financial position or results of operations.

     RECLASSIFICATIONS
     Certain reclassifications have been made to prior year amounts to conform with the current year presentation.


3.   PROPERTY AND EQUIPMENT

     Property and equipment, consisted of the following:


                                                                 March 31,      March 31,
                                                                   1999           1998
                                                                ----------      ---------
     Restaurant equipment                                       $  414,143      $ 330,178
     Furniture, fixtures and office equipment                      208,573        124,082
     Leasehold improvements                                        351,181        117,528
     Assets under capital lease                                     38,723          4,880
     Construction in progress                                           --        156,853
                                                                ----------      ---------
       Total cost                                                1,012,620        733,521
     Less accumulated depreciation and amortization               (230,622)       (93,230)
                                                                ----------      ---------
       Property and equipment, net                              $  781,998      $ 640,291
                                                                ==========      =========



4.   INTANGIBLE ASSETS

     Intangible assets, consisted of the following:


                                                                 March 31,      March 31,
                                                                   1999           1998
                                                                ----------      ---------
     Trade name                                                 $   12,245     $   12,245
     Leasehold interest                                            614,734        614,734
     Excess of acquisition costs over net assets acquired        1,479,459      1,479,459
                                                                ----------     ----------
       Total cost                                                2,106,438      2,106,438
     Less accumulated amortization                                (337,166)       (98,995)
                                                                ----------     ----------
       Intangible assets, net                                   $1,769,272     $2,007,443
                                                                ==========     ==========


     Leasehold interest and excess of acquisition costs over net assets acquired were recorded as a result of the acquisitions described in Note 6.


5.   STOCKHOLDERS' EQUITY

     In April 1997, the Company issued 150,000 shares of its restricted common stock for professional and employee services, valued at $0.33 per share ($49,500 in the aggregate), representing the price used for the Company's private placement in December 1996, as the Company's stock did not begin trading until June 1997.

     In November 1997, the Company issued 700,000 shares of its restricted common stock for consulting services (to entities owned by family members of the Principal Stockholder - see Note 10) and 135,000 shares of restricted common stock for professional and employee services. These shares have been valued at $0.65 per share ($542,750 in the aggregate), representing management's estimate of the market value of the common stock on the date issued after considering trading restrictions and the stock's thin trading, and charged to consulting fees in the accompanying statement of operations for the 1998 fiscal year.

     In January 1998, the Company amended its Articles of Incorporation to increase the total number of authorized common shares to 65,000,000, divided into two classes (50,000,000 shares of Class A and 15,000,000 shares of Class B) and increase the total number of authorized preferred shares to 1,000,000. In connection with the amendment, holders of Class A common stock were given a one-time opportunity to convert their Class A common stock into Class B common stock. In April 1998, 1,018,950 shares of Class A common stock were converted into Class B common stock. The dividends, distributions and relative rights, privileges and limitations of the Class B common stock are identical to the Class A common stock, except that each share of Class B common stock is entitled to 10,000 votes (the Class A common stock is entitled to 1 vote), and the Class B common stock is convertible at any time into Class A common stock.

     In March 1998, in connection with an employment agreement, the Company issued 10,000 shares of its restricted common stock valued at $0.65 per share ($6,500 in the aggregate), representing management's estimate of the market value of the common stock on the date issued, after considering trading restrictions and the stock's thin trading.

     In September and December 1998, 155,000 shares of restricted common stock were issued for professional and consulting services and were valued at $46,845 in the aggregate, representing the market value of the common stock on the dates issued, (discounted by 10% due to trading restrictions).

     In March 1999, 135,000 shares of Class A common stock were issued in connection with an acquisition agreement entered into by the Company during February 1998 (see Note 6).

     SERIES A CONVERTIBLE PREFERRED STOCK
     During November 1997, the Company issued 4,000 shares of Series A Convertible preferred stock at $1,000 per share ($4,000,000 in the aggregate) in an offering pursuant to Regulation D promulgated pursuant to the Securities Act of 1933 ("the Second Offering"). The proceeds were used to purchase two restaurant locations in Miami, Florida ($1,312,500), acquire the remaining 45% interest in a restaurant location in Miami, Florida ($85,000), pay certain finders fees, investors and corporate relations, and professional fees ($1,502,000 in the aggregate), repay a bridge loan ($600,000), and provide working capital for the Company ($500,500). In connection with the Series A preferred stock issuance, the Company issued 290,000 shares of its restricted common stock for consulting services rendered. The value of the shares ($188,500) has been reflected as issuance costs in the accompanying Statement of Stockholders' Equity and offset against the proceeds from the Series A preferred stock offering.

     The holders of Series A preferred stock have no voting rights and have a liquidation preference of $1,300 per share over the common stock. Each share is convertible at any time, at the option of the holder, into a number of shares of common stock equal to $1,000 divided by the lower of
     (a) 75% of the closing bid price of the common stock on the first day that proceeds of the offering were disbursed or (b) 65% of the average closing bid price of the common stock over the five trading days immediately prior to the date of conversion. Upon conversion, additional shares (up to a maximum of 15%) are also issued as liquidated damages to the holders because a registration statement was not filed within the time specified in the Second Offering. During the year ended March 31, 1999, 95 shares of Series A preferred stock were converted into 539,116 shares (including 47,703 shares for penalties and 14,372 shares for dividends) of Class A common stock, in accordance with the Second Offering.

     Dividends on the Series A preferred stock are payable at the rate of 8% per annum payable on July 1, in either cash or, at the option of the Company, in Class A common stock. In December 1998, 412,540 shares of Class A common stock were issued for payment of the July 1, 1998 dividend. The Company intends on paying the July 1, 1999 dividend in Class A common stock.

6.   RESTAURANT ACQUISITIONS

     On January 3, 1997, Ambassa Holdings, Inc., an affiliate owned by the President (who is the Principal Stockholder) of the Company, purchased a 55% ownership interest in Patty & Cesar's Food Service, Inc. ("P&C"), pursuant to the terms of an agreement for sale of shares by shareholders dated November 15, 1996. In November 1997, the Company acquired the remaining 45% for $85,000 and the issuance of 15,000 shares of the Company's common stock valued at $0.65 per share ($9,750 in the aggregate), representing management's estimate of the fair market value of the common stock on the date of issue after considering trading restrictions and the stock's thin trading. Ambassa subsequently transferred its 55% ownership to the Company. The transaction has been accounted for under the purchase method of accounting. The total cost of the acquisition of $320,000, not including net cash acquired of $19,858, was allocated to equipment ($128,000), leasehold interest ($100,000), other assets ($22,000), net liabilities ($110,000) and was based on fair values with the excess cost ($180,000) being amortized over 10 years.

     In November 1997, the Company acquired the assets of two additional restaurant locations for $1,382,000, not including net cash acquired of $2,250. The transaction has been accounted for under the purchase method of accounting. The cost of the acquisition was allocated to equipment ($220,000), leasehold interest ($300,000), other assets ($21,000) and was based on fair values with the excess cost ($841,000) being amortized over 10 years.

     In February 1998, the Company acquired a restaurant location for $330,000 and the issuance of 135,000 restricted shares of the Company's Class A common stock, valued at $0.65 (representing management's estimate of the fair market value of the Company's Class A common stock on the date of issue after considering trading restrictions and the stock's thin trading). In March 1999, in accordance with the acquisition agreement, an additional 135,000 shares of Class A common stock were issued as the market value of the Class A common stock was less than $2.00 per share at the one-year anniversary date of the closing. The February 1998 acquisition was accounted for in accordance with EMERGING ISSUES TASK FORCE 97-15 "CONTINGENCY ARRANGEMENTS BASED ON SECURITY PRICES IN PURCHASE BUSINESS COMBINATIONS", which takes into consideration the shares which were issued in March 1999. The cost of the acquisition of $517,000, not including net cash acquired of $500, was allocated to equipment ($28,000), leasehold interest ($30,000), other assets ($4,700), net liabilities ($3,800), and was based on fair values with the excess cost ($458,100) being amortized over 10 years.

     The statements of operations and cash flows for the twelve month period ended March 31, 1998 include the four restaurant locations acquired by the Company from the respective acquisition dates through March 31, 1998. Unaudited pro forma results of operations giving effect to the acquisitions as of April 1, 1997 is reflected below.

                                                                 UNAUDITED
                                                             ------------------
                                                             For the Year Ended
                                                               March 31, 1998
                                                             ------------------
     Revenues, net                                               $ 6,411,000
     Net loss applicable to common shares                        $(1,615,000)
     Loss per common share                                       $     (0.15)
     Average common shares outstanding                            10,815,125

     Pro forma net loss per share is computed by dividing the pro forma net loss by the pro forma average number of common shares outstanding during the periods.

     Pro forma average number of common shares outstanding represents the number of shares of common stock outstanding after giving retroactive effect to the 15,000 and 135,000 shares issued in connection with the acquisitions.

     The pro forma information is not necessarily indicative of the results of operations that would have occurred had the acquisition taken place on April 1, 1997 of the year presented, or of results, which may occur in the future.

7.   INCOME TAXES

     The Company has net operating loss carryforwards for federal income tax purposes of approximately $2,147,000 and $1,596,000, at March 31, 1999 and 1998, respectively, which begin to expire in 2011. Due to the change in control in December 1996 of the Company (see Note 1) and acquisitions, a portion of the net operating losses could be limited in the future.

     The components of deferred tax assets and liabilities are as follows:


                                                      March 31, 1999    March 31, 1998
                                                      --------------    --------------
     Deferred tax (liabilities) assets
       Net operating loss carryforwards                 $ 837,281         $ 622,411
       Other temporary timing differences                   6,246                --
       Difference in depreciation and
          amortization of assets                          (53,214)          (36,937)
                                                        ---------         ---------
                                                          790,313           585,474
            Less valuation allowance                     (790,313)         (585,474)
                                                        ---------         ---------
          Net deferred tax (liabilities) assets         $      --         $      --
                                                        =========         =========


     Realization of the above deferred tax assets is dependent on generating sufficient taxable income in the future to offset the deductible temporary differences generating the deferred tax assets. Net deferred tax assets have been fully reserved, as their net realizability is not assured at the current time.

8.   STOCK OPTIONS

     In March 1997, the Company adopted a stock option plan, as amended, to grant options to employees or other individuals who perform services for the Company, to purchase up to 2,000,000 shares of the Company's common stock. In April 1997, the Company granted 900,000 options to officers and 100,000 options (which has been recognized as compensation totaling $15,593) to a non-employee party related to the Principal Stockholder, before the Company's common stock began publicly trading. The options are exercisable at any time over a ten-year period at an exercise price of $0.33 per share. In March 1998 pursuant to an employment agreement, an officer was granted 100,000 options to acquire restricted common stock at an exercise price of $0.650 per share. The options are exercisable at any time over a ten-year period. The market value of the Company's common stock on the date of grant was $0.675. The Company recognized compensation cost of $2,500 for the difference between the exercise price and the fair value on the date of grant.

     In connection with the Series A preferred stock offering (see Note 5), the Company issued of 200,000 options to a 5% stockholder of the Series A preferred stock and 500,000 options to a stockholder of the Company's common stock, when the market price of the Company's common stock was $1.56. The value of the options ($339,226), on the date of grant using the Black-Scholes option pricing model, has been reflected as issuance costs in the accompanying Statement of Stockholders' Equity and offset against the proceeds from the Series A preferred stock offering (see Note 5). The 200,000 options expired May 11, 1999 and the 500,000 options expire 100,000 annually through 2002, respectively, and have exercise prices of $1.25-$1.75 and $1.75-$3.50, respectively.

     During the year ended March 31, 1999, 100,000 options were granted to an officer which are exercisable at any time over a ten-year period with an exercise price of $0.20 per share representing the market value of the Company's common stock on the date of grant.

     The following is a summary of stock option activity for the years ended March 31, 1999 and 1998:


                                                Employee     Weighted Average     Non-Employee     Weighted Average
                                              Option Shares   Exercise Price      Option Shares     Exercise Price
                                              -------------  ----------------     -------------    ----------------
     Outstanding at April 1, 1997                        --       $  --                  --              $  --
       Granted                                    1,000,000        0.36             800,000               1.99
       Cancelled or expired                              --          --                  --                 --
       Exercised                                         --          --                  --                 --
                                                  ---------                        --------
     Outstanding at March 31, 1998                1,000,000        0.36             800,000               1.99
       Granted                                      100,000        0.20                   -                 --
       Cancelled or expired                        (100,000)       0.33            (100,000)              1.75
       Exercised                                         --          --                  --                 --
                                                  ---------                        --------
     Outstanding at March 31, 1999                1,000,000       $0.35             700,000              $2.03
                                                  =========       =====             =======              =====

     Exercisable at March 31, 1999                1,000,000                         700,000
                                                  =========                         =======


     The Company applies APB Opinion No. 25 and related interpretations in accounting for its stock options. Accordingly, no compensation cost has been recognized for outstanding stock options. Had compensation cost for the Company's outstanding stock options been determined based on the fair value at the grant dates for those options consistent with SFAS No. 123, the Company's net loss and loss per share would have differed as reflected by the pro forma amounts indicated:


                                                                      For the Year Ended
                                                                   March 31,        March 31,
                                                                     1999              1998
                                                                   ---------       -----------
     Net loss applicable to common stock - as reported             $(865,137)      $(1,482,642)
                                                                   =========       ===========
     Net loss applicable to common stock - pro forma               $(884,897)      $(1,659,679)
                                                                   =========       ===========
     Net loss per common share - as reported                       $   (0.07)      $     (0.14)
                                                                   =========       ===========
     Net loss per common share - pro forma                         $   (0.07)      $     (0.16)
                                                                   =========       ===========


     The value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model using the following weighted average assumptions for the years ended March 31, 1999 and 1998, respectively: expected volatility approximating 151% and 56%, risk-free interest rate of 7% and 7%, expected dividends of $0 and $0, and expected lives of 10 years and a range from 1 to 10 years.

9.   COMMITMENTS AND CONTINGENCIES

     (A) LITIGATION

     PREFERRED SHAREHOLDER LITIGATION
     In October 1999, the Company agreed in principal to settle a lawsuit for alleged breaches of a subscription agreement to convert preferred shares into common stock, brought by Preferred Shareholders who purchased $4,000,000 of Series A Convertible Preferred Stock (4,000 shares) in November 1997 with all but one of the Series A Preferred Stockholders. The proposed settlement would require the Company to convert the settling preferred stockholders' preferred stock into restricted Class A common stock at an exchange rate of $0.30 per share. No dividends will be due or paid on the exchanged preferred stock. The effect on the financial statements will approximate the following:


                                               Preferred Stock          Class A Common Stock       Additional
                                             -------------------        ---------------------        Paid In
                                             Shares       Amount        Shares         Amount        Capital
                                             ------       ------        ------         ------      ----------
     Shares to be (redeemed) issued          (3,510)       $(2)       13,806,000       $6,903       $(6,901)


     If certain events of default occur, as defined in the proposed settlement, the Company would be obligated to deliver a note to the holders of the Series A preferred stock (who will then only own common stock) in exchange for the return of their restricted Class A common stock to the Company, along with documents supporting the sale of any of the exchanged common stock. The Company has made a non-refundable $50,000 payment to the Preferred Shareholders, and has placed an additional $50,000 into an escrow account pending the closing of the Agreement.

     The removal of the Company as a security trading on the OTCBB for a period exceeding 120 consecutive days constitutes an event of default. The Company was de-listed on October 21, 1999; therefore, the Company is required to regain listing by February 18, 2000 in order to avoid being in default. If the Company is unable to achieve re-listing by February 18, 2000, the amount of the note issued to the former preferred shareholders would approximate $5,600,000. The note would be due on the later of 60 days from the event of default or the return of all shares held by the former preferred shareholders. Management is presently exploring alternatives to cure the event of default or obtain sources of additional financing. There can be no assurance that the Company will regain listing by February 18, 2000, or that the event of default can be cured. Furthermore, there can be no assurance that the Company will be able to obtain new financing. Under these circumstances, the Company's ability to continue as a going concern depends upon the successful resolution of these matters. Accordingly, the accompanying financial statements do not include any adjustments that might result from the outcome of this significant uncertainty.

     LEASED PREMISES LITIGATION
     The Company is currently a defendant in two lawsuits filed by two lessors of restaurant sites, for eviction, based on alleged monetary and non-monetary breaches of the provisions of the written lease agreement. The Company is vigorously defending the lawsuit. The action remains pending, and while the Company is confident in its position, an eviction from the premises would have a materially adverse effect on the operating cash flow of the Company. As the case has not yet been set for trial, legal counsel has advised the Company that it is not possible to determine whether, and to what extent if any, the Company might suffer adverse judgements. The parties have recently begun to discuss a possible settlement of the action.

     GUARANTEE LITIGATION
     A non-interest bearing note payable (with an imputed principal balance and accrued interest of $103,403 and $92,603 at March 31, 1999 and 1998, respectively) made in connection with the acquisition of restaurant assets and a location is collateralized by 100,000 issued shares of the Company's restricted Class A common stock held in escrow. The note was due in February 1999 and has not yet been repaid by the Company. The Company gave notice of its intention to satisfy the note with the escrowed stock. The holder of the note declined to accept the stock as payment and has brought a lawsuit for eviction, based on a cross-default provision in the promissory note and lease. As the lawsuit is in the discovery stage, legal counsel had advised the Company that it is not possible to determine whether, and to what extent if any, the Company might suffer adverse judgement. The Company is vigorously defending the action.

     OTHER LITIGATION
     The Company is also currently a defendant in a lawsuit filed during October 1999 by a former supplier of its chicken products for non-payments. As the lawsuit is in the discovery stage, legal counsel had advised the Company that it is not possible to determine whether, and to what extent if any, the Company might suffer adverse judgements. The Company is vigorously defending the action and has asserted counter claims.


     (B) LEASES
     The Company leases the facilities for office and restaurant locations under various non-cancelable operating lease agreements, one of which is with a related party (lease expense of approximately $26,000 annually). Certain of these lease agreements contain provisions for rent overrides based on a percentage of gross sales. Additionally, the Company, in certain instances, is responsible for real estate taxes and common area maintenance costs. The leases also provide for renewal options. Future minimum rental commitments with unrelated parties, excluding renewal option periods, under the operating lease agreements at March 31, 1999 are as follows: 2000 - $289,366; 2001 - $287,336; 2002 - $275,146; 2003 - $258,170; 2004 -
     $261,827; and thereafter $1,669,309.

     Total occupancy expense was $488,640 and $165,426, for the years ended March 31, 1999 and 1998, respectively, and is included in "Direct operating expenses" in the accompanying statements of operations.

10.  RELATED PARTIES

     A summary of the total amount of compensation paid to related parties is as follows:


                                                                                                     Compensation Paid
                                                                                                     For the Year Ended
                                                                                                          March 31,
                                                                                                     -------------------
                                                                                                     1999           1998
                                                                                                     ----           ----
To a director of the Company for services rendered (see Statement of
   Stockholders' Equity)                                                                           $   --       $   16,130
To entities owned by family members of principal stockholder for consulting services                90,926         186,062
To a stockholder of the Company's common stock in connection with Second Offering
   (see Note 5)                                                                                         --         825,000
To a 5% stockholder of the Company's Series A preferred stock in connection with Second
  Offering (see Note 5)                                                                                 --         630,000
                                                                                                   -------      ----------
       Total                                                                                       $90,926      $1,657,192
                                                                                                   =======      ==========

     During the year ended March 31, 1998, the Company also issued common stock and options for common stock, valued on the date of grant using the Black-Scholes option pricing model, as follows:

                                                                                    Stock and Options Issued
                                                                    ---------------------------------------------------------
                                                                                                    Options       Value of
                                                                      Shares of      Value of     for Common    Options for
                                                                    Common Stock   Common Stock      Stock      Common Stock
                                                                    ------------   -------------  -----------   ------------
                                                                                    As restated
                                                                                    see Note 12
To a director of the Company for services rendered (see Statement
  of Stockholders' Equity)                                                110,000       $ 63,500           --        $     --
To entities owned by family members of Principal Stockholder
  for consulting services                                                 700,000        455,000      100,000          15,593
To a stockholder of the Company's common stock in connection with
  Second Offering (see Note 5)                                            100,000         65,000      500,000         222,394
To a 5% stockholder of the Company's Series A preferred stock in
  connection with Second Offering (see Note 5)                            140,000         91,000      200,000         116,832
                                                                        ---------       --------      -------        --------
       Total                                                            1,050,000       $674,500      800,000        $354,819
                                                                        =========       ========      =======        ========


11.      GOING CONCERN AND MANAGEMENT'S PLANS

     The Company has incurred losses from operations since inception, and at March 31, 1999 the Company had a working capital deficit of $(354,056). Management has indicated that cash generated from store locations and the selling of franchisees should be sufficient to fund operations. However, no assurance can be given that additional funds will not be required. If additional funds are required, the inability to raise such funds may have an adverse effect upon operations.

12.  RESTATEMENT

     Subsequent to the issuance of the March 31, 1999 financial statements, the Company determined that the fair value (ranging from $0.675 to $1.575) utilized to record certain of the common shares issued during fiscal 1998, for acquisitions and services rendered should have been $0.65 per share because of the significant number of shares issued, the trading restrictions, and the stock's thin level of trading. As a result, the accompanying financial statements as of March 31, 1999 and 1998, and for the years ended March 31, 1999 and 1998, present the restated results. A summary of the effects of the restatement follows:


                                                          Condensed Statements of Operations for the Year Ended
                                                 ------------------------------------------------------------------------
                                                           March 31, 1999                      March 31, 1998
                                                 --------------------------------     -----------------------------------
                                                    As Previously                       As Previously
                                                      Reported         As Restated         Reported          As Restated
                                                    -------------      -----------      -------------        ------------
     FOOD AND BEVERAGES SALES                         $6,676,497         $6,676,497       $ 2,214,139        $ 2,214,139

     OPERATING EXPENSES:
       Operating expenses, exclusive of
          consulting fees                              7,258,987          7,251,874         2,856,244          2,855,038
       Consulting fees                                   103,992            103,992         1,572,263            799,888

     Total operating expenses                          7,362,979          7,355,866         4,428,507          3,654,926
     Loss from operations                               (686,482)          (679,369)       (2,214,238)        (1,440,787)
     Net loss                                           (558,061)          (550,948)       (2,136,223)        (1,362,642)

     Net loss applicable to common stockholders
                                                       $(872,250)         $(865,137)      $(2,256,223)       $(1,482,642)

     Net Loss Per Common Share                         $   (0.07)         $   (0.07)      $     (0.21)       $     (0.14)



                                                                     Selected Balance Sheet Captions
                                                 ------------------------------------------------------------------------
                                                           March 31, 1999                      March 31, 1998
                                                 --------------------------------     -----------------------------------
                                                    As Previously                       As Previously
                                                      Reported         As Restated         Reported          As Restated
                                                    -------------      -----------      -------------        ------------
     INTANGIBLE ASSETS, net                            1,827,390          1,769,272         2,072,674          2,007,443

     STOCKHOLDERS'  EQUITY:
       Additional paid-in capital                      6,245,389          5,406,577         5,995,232          5,156,420
       Accumulated deficit                            (3,899,490)        (3,118,796)       (3,127,496)        (2,363,915)


                           CHICKEN KITCHEN CORPORATION

                      CONDENSED FINANCIAL STATEMENTS AS OF
                               SEPTEMBER 30, 1999

                           CHICKEN KITCHEN CORPORATION
                            CONDENSED BALANCE SHEETS

                                                                                     September 30,         March 31,
                                                                                         1999                1999
                                                                                     -------------      ---------------
                                                                                      (Unaudited)       As Restated See
                                                                                                             Note 2
                                      ASSETS
CURRENT ASSETS:
  Cash and cash equivalents                                                            $    19,612       $   183,430
  Marketable securities                                                                         --           150,775
  Other current assets                                                                     109,528           140,874
                                                                                       -----------       -----------
     Total Current Assets                                                                  129,140           475,079
                                                                                       -----------       -----------

ADVANCES TO AFFILIATE, non-interest bearing with                                           138,913            22,040
  no fixed maturity date

PROPERTY AND EQUIPMENT, net                                                                744,736           781,998

INTANGIBLE ASSETS, net                                                                   1,650,161         1,769,272

OTHER ASSETS                                                                                82,202            64,746
                                                                                       -----------       -----------
         Total Assets                                                                  $ 2,745,152       $ 3,113,135
                                                                                       ===========       ===========


                       LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable                                                                     $   433,620       $   345,892
  Accrued expenses                                                                         346,336           379,840
  Note payable                                                                             112,403           103,403
                                                                                       -----------       -----------
     Total Current Liabilities                                                             892,359           829,135
                                                                                       -----------       -----------

COMMITMENTS AND CONTINGENCIES                                                                   --                --

STOCKHOLDERS'  EQUITY:
  Series A, convertible preferred stock, $0.0005 par value; 1,000,000 shares
     authorized; 3,880 and 3,905 shares issued and outstanding                                   2                 2
  Common stock Class A, $0.0005 par value; 50,000,000 shares authorized;
     11,907,954 and 11,857,954 issued; and 11,807,954 and 11,737,954 outstanding,
     respectively (Note 5)                                                                   5,905             5,880
  Common stock Class B, $0.0005 par value; 15,000,000 shares authorized;
     1,018,950 issued and outstanding, respectively                                            509               509
  Additional paid-in capital                                                             5,406,552         5,406,577
  Accumulated deficit                                                                   (3,560,175)       (3,118,796)
  Treasury shares, at cost                                                                      --           (10,172)
                                                                                       -----------       -----------
     Total Stockholders' Equity                                                          1,852,793         2,284,000
                                                                                       -----------       -----------
         Total Liabilities and Stockholders' Equity                                    $ 2,745,152       $ 3,113,135
                                                                                       ===========       ===========


          The accompanying notes to condensed financial statements are an integral part of these statements.

                           CHICKEN KITCHEN CORPORATION
                       CONDENSED STATEMENTS OF OPERATIONS
                                   (UNAUDITED)

                                                                   For the Three                    For the Six
                                                                    Months Ended                    Months Ended
                                                                   September 30,                   September 30,
                                                             --------------------------      --------------------------
                                                                1999            1998            1999            1998
                                                             ----------      ----------      ----------      ----------
FOOD AND BEVERAGE SALES, net                                 $1,829,450      $1,589,703      $3,817,199      $3,024,779

OPERATING EXPENSES:
  Cost of sales                                                 673,464         719,198       1,543,703       1,366,765
  Labor and employee benefits                                   512,543         518,170       1,120,744       1,010,520
  Direct operating expenses                                     345,460         180,053         624,505         357,225
  Consulting fees                                                20,100          20,806          36,961          44,091
  Administrative and general                                    445,911         272,901         733,364         446,374
  Depreciation and amortization                                  99,541          95,387         198,659         181,724
                                                             ----------      ----------      ----------      ----------
     Total operating expenses                                 2,097,019       1,806,515       4,257,936       3,406,699
                                                             ----------      ----------      ----------      ----------

     Loss from operations                                      (267,569)       (216,812)       (440,737)       (381,920)
                                                             ----------      ----------      ----------      ----------

OTHER INCOME (EXPENSE):
  Net realized and unrealized gains on sales of
     marketable securities                                           --              --           7,075              --
  Other, net                                                     (1,736)        (17,068)         (7,140)         (6,260)
                                                             ----------      ----------      ----------      ----------
     Total other expenses, net                                   (1,736)        (17,068)            (65)         (6,260)
                                                             ----------      ----------      ----------      ----------

     Loss before income taxes                                  (269,305)       (233,880)       (440,802)       (388,180)
                                                             ----------      ----------      ----------      ----------

INCOME TAXES                                                         --              --              --              --
                                                             ----------      ----------      ----------      ----------
     Net loss                                                  (269,305)       (233,880)       (440,802)       (388,180)

PRO RATA PORTION OF PREFERRED DIVIDENDS                         (77,600)        (79,100)       (155,200)        (79,100)
                                                             ----------      ----------      ----------      ----------

     Net loss applicable to common stockholders              $ (346,905)     $ (312,980)     $ (596,002)     $ (467,280)
                                                             ==========      ==========      ==========      ==========

Weighted Average Common Shares Outstanding                   12,826,904      12,020,017      12,811,080      11,799,493

Net Loss Per Common Share (Note 3)                           $    (0.03)     $    (0.03)     $    (0.05)     $    (0.04)
                                                             ==========      ==========      ==========      ==========





          The accompanying notes to condensed financial statements are an integral part of these statements.

                           CHICKEN KITCHEN CORPORATION
                       CONDENSED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)


                                                                                       For the Six Months Ended
                                                                                              September 30,
                                                                                       ------------------------
                                                                                          1999           1998
                                                                                       ----------      ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                                                              $(440,802)      $(388,180)
  Adjustments to reconcile net loss to net cash used in operating activities:
       Depreciation and amortization                                                      198,659         181,724
       Issuance of common stock for services                                                   --           8,000
       Gain on sale of marketable securities                                               (7,075)             --
       Changes in operating assets and liabilities:
           Other current assets                                                            31,346          10,678
           Advances to affiliate                                                         (116,873)             --
           Other assets                                                                   (17,456)          4,051
           Accounts payable and accrued expenses                                           54,224         138,045
                                                                                        ---------       ---------
     Net cash used in operating activities                                               (297,977)        (45,682)
                                                                                        ---------       ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment                                                      (42,286)       (256,128)
  Sale (purchase) of marketable securities                                                157,850         (43,380)
                                                                                        ---------       ---------
     Net cash used in investing activities                                                115,564        (299,508)
                                                                                        ---------       ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Sale (purchase) of treasury stock                                                         9,595         (10,172)
  Increase in note payable                                                                  9,000          (1,694)
                                                                                        ---------       ---------
     Net cash provided by financing activities                                             18,595         (11,866)
                                                                                        ---------       ---------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                         (163,818)       (357,056)
                                                                                        ---------       ---------

CASH AND CASH EQUIVALENTS, beginning of period                                            183,430         357,056
                                                                                        ---------       ---------

CASH AND CASH EQUIVALENTS, end of period                                                $  19,612       $      --
                                                                                        =========       =========

NONCASH INVESTING AND FINANCING ACTIVITIES:
  Issuance of common stock for preferred dividend                                       $      --       $ 202,144
                                                                                        =========       =========
  Conversion of preferred stock into common stock                                       $      25       $      41
                                                                                        =========       =========
  Loss on sale of treasury stock                                                        $     577       $      --
                                                                                        =========       =========

SUPPLEMENTAL DISCLOSURES:
  Cash paid for interest expense                                                        $      --       $      --
                                                                                        =========       =========
  Cash paid for income taxes                                                            $      --       $      --
                                                                                        =========       =========




          The accompanying notes to condensed financial statements are an integral part of these statements.

                           CHICKEN KITCHEN CORPORATION
                     NOTES TO CONDENSED FINANCIAL STATEMENTS

1.   NATURE OF OPERATIONS

     The Company was organized under the laws of the State of Florida in November 1994 under the name Chicken Acquisition Corp. The Company was a wholly-owned subsidiary of Stratcomm Media, Ltd., a Canadian corporation and began operations, in November 1995, of a restaurant located in Miami, Florida, under the trade name "Chicken Kitchen" pursuant to a licensing agreement with Chicken Kitchen Corporation. In December 1996, the Company issued 2,409,168 shares of common stock at $0.33 per share ($795,000 in the aggregate) in a private placement ("the Offering"). In connection with the Offering, the Company acquired all the rights, title and interest in and to the name "Chicken Kitchen" and other intangibles. The Company then changed its name from Chicken Acquisition Corporation to Chicken Kitchen Corporation. As of September 30, 1999 and 1998, the Company operated six restaurant locations.

     During the year ended March 31, 1999, the Company commenced the selling of franchise locations. The franchise agreement grants the franchisee a non-exclusive license to open and operate a "Chicken Kitchen" restaurant for a 20-year period, with one additional 20-year option. The Company collects an initial franchise fee of $25,000, royalty fees and a percentage of revenues for advertising. At September 30, 1999, six franchise agreements have been signed; although, the restaurants have not yet opened.


2.   BASIS OF PRESENTATION

     BASIS OF PRESENTATION
     The accompanying unaudited condensed consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions for Form 10-QSB and Item 310(b) of Regulation S-B. These financial statements do not include all information and notes required by generally accepted accounting principles for complete financial statements, and should be read in conjunction with the audited financial statements and notes thereto included in the Company's annual report on Form 10-SB for the year ended March 31, 1999. The March 31, 1999 fiscal year end condensed balance sheet data was derived from audited financial statements but does not include all disclosures required by generally accepted accounting principles. The financial information furnished reflects all adjustments, consisting only of normal recurring accruals which are, in the opinion of management, necessary for a fair presentation of the financial position, results of operations and cash flows for the periods presented. The results of operations are not necessarily indicative of results of operations, which may be achieved in the future.

     RESTATEMENT
     Subsequent to the issuance of the March 31, 1999 financial statements, the Company determined that the fair value (ranging from $0.675 to $1.575) utilized to record certain of the common shares issued during fiscal 1998, for acquisitions and services rendered should have been $0.65 per share because of the significant number of shares issued, the trading restrictions, and the stock's thin level of trading. As a result, the accompanying financial statements present the restated results.

3.   LOSS PER SHARE

     Basic loss per common share is computed by dividing net loss attributable to common stockholders (net loss plus the pro rata portion of preferred dividends) by the weighted average number of shares of common stock outstanding during the year. Diluted loss per share, which assumes that the convertible preferred stock is converted into Class A voting common stock and the stock options to purchase shares of Class A voting common stock are exercised, is not presented because the effect would be anti-dilutive for both 1999 and 1998. The weighted average shares outstanding used in the computation of net loss attributable to common shares are as follows:


                                                         Weighted Average Shares Outstanding
                                                                     (Unaudited)
                                            -----------------------------------------------------------------------
                                               For the Three Months Ended              For the Six Months Ended
                                                     September 30,                          September 30,
                                            ------------------------------          -------------------------------
                                               1999                1998                1999                1998
                                            ----------          ----------          ----------           ----------
     Class A common stock                   11,807,954          11,001,067          11,792,130           10,890,873
     Class B common stock                    1,018,950           1,018,950           1,018,950              908,620
                                            ----------          ----------          ----------           ----------
                                            12,826,904          12,020,017          12,811,080           11,799,493
                                            ==========          ==========          ==========           ==========


4.   STOCKHOLDERS' EQUITY

     In May 1999, 20,000 shares of Class A common stock held in treasury were sold resulting in proceeds of $9,595. In accordance with generally accepted accounting principles, the loss on the sale of treasury stock was recorded directly to Accumulated Deficit. Also, in May 1999, 25 shares of Series A preferred stock were converted into 50,000 shares of Class A common stock, in accordance with the Second Offering.


5.   COMMITMENTS AND CONTINGENCIES

     LEASED PREMISES LITIGATION
     The Company is currently a defendant in two lawsuits, filed by two lessors of restaurant sites, for eviction, based on alleged monetary and non-monetary breaches of the provisions of the written lease agreement. The Company is vigorously defending the lawsuit. The action remains pending, and while the Company is confident in its position, an eviction from the premises would have a materially adverse effect on the operating cash flow of the Company. As the case has not yet been set for trial, legal counsel has advised the Company that it is not possible to determine whether, and to what extent if any, the Company might suffer adverse judgements. The parties have recently begun to discuss a possible settlement of the action.

     GUARANTEE LITIGATION
     A non-interest bearing note payable (with an imputed principal balance and accrued interest of $112,403 and $103,403 at September 30, 1999 and March 31, 1999, respectively) made in connection with the acquisition of restaurant assets and a location is collateralized by 100,000 issued shares of the Company's restricted Class A common stock held in escrow. The note was due in February 1999 and has not yet been repaid by the Company. The Company gave notice of its intention to satisfy the note with the escrowed stock. The holder of the note declined to accept the stock as payment and has brought a lawsuit for eviction, based on a cross-default provision in the promissory note and lease. As the lawsuit is in the discovery stage, legal counsel had advised the Company that it is not possible to determine whether, and to what extent if any, the Company might suffer adverse judgement. The Company is vigorously defending the action.

6.   SUBSEQUENT EVENT

     PREFERRED SHAREHOLDER LITIGATION
     In October 1999, the Company agreed in principal to settle a lawsuit for alleged breaches of a subscription agreement to convert preferred shares into common stock, brought by Preferred Shareholders who purchased $4,000,000 of Series A Convertible Preferred Stock (4,000 shares) in November 1997 with all but one of the Series A Preferred Stockholders. The proposed settlement would require the Company to convert the settling preferred stockholders' preferred stock into restricted Class A common stock at an exchange rate of $0.30 per share. No dividends will be due or paid on the exchanged preferred stock. The effect on the financial statements will approximate the following:


                                               Preferred Stock          Class A Common Stock       Additional
                                             -------------------        ---------------------        Paid In
                                             Shares       Amount        Shares         Amount        Capital
                                             ------       ------        ------         ------      ----------
     Shares to be (redeemed) issued         (3,510)        $(2)       13,806,000       $6,903       $(6,901)


     If certain events of default occur, as defined in the proposed settlement, the Company would be obligated to deliver a note to the holders of the Series A preferred stock (who will then only own common stock) in exchange for the return of their restricted Class A common stock to the Company, along with documents supporting the sale of any of the exchanged common stock. The Company has made a non-refundable $50,000 payment to the Preferred Shareholders, and has placed an additional $50,000 into an escrow account pending the closing of the Agreement.

     The removal of the Company as a security trading on the OTCBB for a period exceeding 120 consecutive days constitutes an event of default. The Company was de-listed on October 21, 1999; therefore, the Company is required to regain listing by February 18, 2000 in order to avoid being in default. If the Company is unable to achieve re-listing by February 18, 2000, the amount of the note issued to the former preferred shareholders would approximate $5,600,000. The note would be due on the later of 60 days from the event of default or the return of all shares held by the former preferred shareholders. Management is presently exploring alternatives to cure the event of default or obtain sources of additional financing. There can be no assurance that the Company will regain listing by February 18, 2000, or that the event of default can be cured. Furthermore, there can be no assurance that the Company will be able to obtain new financing. Under these circumstances, the Company's ability to continue as a going concern depends upon the successful resolution of these matters. Accordingly, the accompanying financial statements do not include any adjustments that might result from the outcome of this significant uncertainty.

     OTHER LITIGATION
     The Company is also currently a defendant in a lawsuit filed during October 1999 by a former supplier of its chicken products for non-payments. As the lawsuit is in the discovery stage, legal counsel had advised the Company that it is not possible to determine whether, and to what extent if any, the Company might suffer adverse judgements. The Company is vigorously defending the action and has asserted counter claims.

                                    PART III


EXHIBITS.

         The following Exhibits are filed herewith:


2.1 Agreement and Plan of Reorganization dated November 30, 1996 between the Company and Chicken Kitchen Corporation (Delaware)
3.1      Articles of Incorporation
3.2      First Amendment to Articles (increase in authorized)
3.3      Second Amendment to Articles (increase in authorized)
3.4      Third Amendment to Articles (name change)
3.5      Fourth Amendment to Articles (dual class common)
3.6      Certificate of Designation for Series A Preferred Stock
3.7      Bylaws
10.1     Agreement with Danelex, Inc.
10.2     Consulting Agreement - Alain Berdouare
10.3     Consulting Agreement - Sammut & Associates
10.4     Standard Form of Franchise Agreement
10.5     Employment Agreement with Frank Blackman
10.6     Loan to Ambassa
10.7     Security Agreement
10.8     Stock Option Plan
10.9     Settlement Term Sheet
10.10    Agreement with Patty and Caesars
10.11    Agreements with Olympus Capital
10.11A   Agreement with CRG
10.12    Starr's Chicken Grill F/S December 31, 1996

SIGNATURES

         In accordance with Section 12 of the Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned; thereunto duly authorized this 16 day of September 1999.

CHICKEN KITCHEN CORPORATION



By: /s/ Christian Mahe de Berdouare
    ------------------------------------
Christian Mahe de Berdouare,
President and CEO